



CTI Industries Corporation

2001 Annual Report

Latex Balloons

Metalized Balloons

Laminated Films

Printed Barrier Films

About Our Company

CTI Industries Corporation is a manufacturer and marketer of metalized and latex balloons, and commercial film products. In 1977, CTI introduced metalized balloons to the social expression industry. Today, people all over the world choose CTI's metalized and latex balloons for friends and relatives celebrating birthdays, anniversaries, and other special occasions and achievements. CTI has also developed a strong body of expertise and has become an industry leader in printed barrier film and laminated product technologies, technologies that ultimately help consumer products taste better and last longer. Our 300 employees are some of the most skilled and highly motivated individuals in both of our represented industries. In 2001, we stream-lined our internal operations, while increasing our profitability and efficiency. As CTI embarks upon another quarter century of business, we recognize the challenges of our changing industry while we strive to exceed the expectations of our customers.

Metalized Balloons

CTI has always been at the forefront of developing metalized packaging film and balloon technologies. We were the first to mass produce metalized balloons, the first to produce balloons with two-sided printing and the first to use water-based inks in the printing of metalized balloons and specialty packaging films. We have developed manufacturing techniques that allow us to efficiently produce high-quality products in this field, and we are constantly striving to increase our array of popular licensed designs and characters in our metalized balloon production.







Latex Balloons

CTI manufactures a broad line of latex balloons and novelty items, including:

- Hi-Tex™ balloons, which are decorator quality
- Partyloons™ for the mass markets
- Novelty Toy Punchballs, Waterbombs, and Animal Twisties

The Company's latex products are manufactured under stringent quality control procedures at the facilities of CTI's Guadalajara, Mexico subsidiary, CTI Mexico, S.A. de C.V. This facility is one of the world's largest.







Innovating Ideas with Innovative Technology



As an experienced producer of printed and laminated films, we are able to refine available technologies and explore new design approaches. CTI has the perspective, resources, and versatility to meet industry challenges both now and in the future.

A New Direction In Flexible Packaging


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During 2001, our commercial films division increased production schedules to respond to the increasing demands for our various packaging products. For 2002, CTI is developing new technologies for improving production capacity, purchasing sophisticated new machinery, and striving for continuous improvements in quality and productivity.

Letter to the Shareholders:

Dear Fellow Shareholder:

CTI completed a record year in sales for 2001, with revenues reaching almost $28 million. Revenues increased approximately 20% over 2000 revenues of just under $23 million. Most of the increase in revenues during 2001 was in commercial films - laminated, coated, and printed films and other specialty film products. In our novelty line of products - metalized balloons, latex balloons and related products - we experienced a small decline in overall revenue. For the year, revenues by product line were as follows:

	Revenues	% of Revenues
Commercial Films	$12,100,000	44%
Metalized Balloons	$10,200,000	37%
Latex Balloons	$ 5,200,000	19%

Equally as important as our increase in revenues is the fact that CTI achieved profitability during 2001. Although we reported a small net loss for the year (about $30,000), we generated operating profits before taxes of $186,000 and our EBITDA (earnings before interest, taxes, depreciation and amortization) was $2,900,000.

For the fourth quarter of 2001, our net sales increased to $7,700,000 and we had profits, before taxes and minority interest, of $268,000.

Commercial Films. Our commercial films business was the principal source of our growth in 2001. For the year, revenues in this line increased more than 100%. We experienced strong growth in sales during the year with two principal customers with whom the Company has maintained an extended relationship. In this line of business, the Company has not pursued a strategy of competing in the broad market for commercial films, but rather has focused on specific customers in niche markets. We continue to pursue this strategy for the development of additional business with existing and new customers. Presently, our line of products in this area of business includes: (i) laminated films for use in flexible packaging applications, (ii) laminated film and converted pouches for a consumer application and (iii) printed films used for a variety of packaging applications. In 1999, we acquired a new laminating/coating machine which significantly increased our capacity to produce laminated and coated films and has enabled our company to support the increase in revenues in this line of business.

Novelty Products (Metalized and Latex Balloons). -CTI remains one of the principal suppliers of metalized and latex balloons and we continue to develop our line of products and channels of distribution, although we did experience a small decline in revenues from the sale of these products during 2001. We distribute our novelty products principally though a network of distributors in the United States and other countries, and also sell some products to selected retail chains. During 2001, there were additional developments which affected the market place for these products in the United States. In 2000, a principal manufacturer and marketer of metalized balloons was acquired and, recently, another metalized balloon company was acquired by the same company. These transactions have resulted in a concentration of ownership and distribution, and in the licensing of copyrighted characters and designs in the market.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2001

Commission File Number
000-23115

CTI INDUSTRIES CORPORATION
(Exact name of Registrant as specified in its charter)

Illinois	36-2848943
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

22160 North Pepper Road Barrington, Illinois	60010
(Address of principal executive offices)	(Zip Code)

(847) 382-1000
Registrant's telephone number, including area code

Securities registered pursuant to Sections 12(b) and 12(g) of the Act:

Title of Class	Name of each exchange on which registered:
Common Stock, no par value	NASDAQ SmallCap Market

Check whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒Yes ☐No

Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated in Part III of the Form 10-KSB or any amendment to the Form 10-KSB.

The Registrant's revenues for the fiscal year ended December 31, 2001, were $27,446,000.

Based upon the closing price of $2.70 per share of Registrant's Common Stock as reported on NASDAQ SmallCap Market at April 8, 2002, the aggregate market value of the voting stock held by non-affiliates of the Registrant was then approximately $1,995,000 (Determination of stock ownership by non-affiliates was made solely for the purpose of responding to the requirements of the Form and the Registrant is not bound by this determination for any other purpose).

The number of shares of the Registrant's Common Stock outstanding as of April 8, 2002 was 841,644 (excluding treasury shares) and the number of shares of Class B Common Stock outstanding as of that date was 366,300.

Transitional Small Business Disclosure Format (check one): ☐Yes ☒No

PART I

Item No. 1 Description of Business

Business Overview

CTI Industries Corporation is engaged in the development, manufacture, sale and distribution of two principal lines of products:

- Novelty products, principally balloons, including metalized balloons, latex balloons, punch balls and other inflatable toy items.
- Specialty and printed films and flexible containers, for food packaging, specialized consumer uses and various commercial applications.

The Company was organized in 1976 and initially was principally engaged in the business of manufacturing bag-in-box plastic packaging systems. In 1978, the Company began manufacturing metalized balloons (sometimes referred to as "foil" balloons), balloons made of nylon based material with vacuum deposited aluminum and polyethylene coatings. These balloons remain buoyant when filled with helium for much longer periods than latex balloons and permit the printing of graphic designs on the surface. They grew in popularity quickly and the Company's sales of metalized balloons expanded rapidly during the 1980's.

In 1985, the Company began marketing latex balloons and began manufacturing latex balloons in 1988. In 1994, the Company sold its latex balloon manufacturing equipment to a company in Mexico and entered into an arrangement with that company to manufacture latex balloons for the Company. The Company since has acquired majority ownership of the Mexican latex manufacturing company.

The Company's metalized and latex balloons and toy products are sold throughout the United States and in 30 foreign countries through a wide variety of retail outlets including general merchandise and drugstore chains, grocery chains, card and gift shops, and party goods stores, as well as through florists and balloon decorators.

Most metalized balloons contain printed characters, designs and social expression messages. The Company maintains licenses on numerous characters and designs, including, for example, Peanuts® characters, Garfield®, Precious Moments® and Hallmark.

In order to meet the needs of the metalized balloon market, the Company has developed sophisticated film products and techniques which have other applications. The Company's expertise in multi-color printing using water-based inks, in particular, has enabled the Company to expand its business to include the production of film for packaging of consumables. The Company produces, laminates, coats and prints films for food packaging companies and provides custom film products for other commercial uses.

These uses include a consumer storage system with a patented zip-lock closure, packaging systems and other commercial applications.

Background.

CTI Industries Corporation (the "Company") was incorporated as Container Merger Company, Inc. under the laws of the State of Delaware on October 14, 1983, and changed its name to CTI Industries Corporation on August 2, 1985. A predecessor company, Creative Technology, Inc., was organized as an Illinois corporation on December 9, 1975 and was merged into the Company in February, 1984. On November 19, 2001, the Company was reincorporated in Illinois and is now an Illinois corporation. CTI Balloons Ltd. ("CTI Balloons"), the Company's wholly-owned subsidiary, was organized as a corporation under the laws of the United Kingdom on October 2, 1996. On October 24, 1996, the Company entered into an agreement with CTI Balloons pursuant to which all of the assets and liabilities of the Company in its branch operation in the United Kingdom were sold and transferred to CTI Balloons and all of the capital stock of CTI Balloons was issued and delivered to the Company. Unless otherwise specified, all references to the Company refer to the Company, its predecessor Creative Technology, Inc., its wholly-owned subsidiaries, CTI Balloons, CTF International, S.A. de C.V., and its majority-owned subsidiary, CTI Mexico, S.A. de C.V.

In March and May of 1996, a group of investors made an equity investment of $1,000,000 in the Company in return for 366,300 shares of Preferred Stock, $.91 par value. Each share of Preferred Stock was entitled to an annual cumulative dividend of 13% of the purchase price, and was convertible into one share of Common Stock. The shares of Preferred Stock, voting separately as a class, were entitled to elect four of the Company's directors. Members of such investment group included Howard W. Schwan, John H. Schwan and Stephen M. Merrick, current members of management.

In July, 1997, the Company effected a recapitalization (the "Recapitalization") without a formal reorganization. As part of the Recapitalization, the Board of Directors approved the creation of Class B Common Stock, approved a 1 for 2.6 reverse stock split on both the Common Stock and Preferred Stock, and negotiated a conversion of all then outstanding shares of the Company's Convertible Preferred Stock into an aggregate of 366,300 shares of Class B Common Stock. The conversion was effective upon the closing of an initial public offering of 575,000 shares of the Company's Common Stock on November 5, 1997. The shares of Class B Common Stock contain rights identical to shares of Common Stock, except that shares of Class B Common Stock, voting separately as a class, have the right to elect four of the Company's seven directors. Shares of Common Stock and Class B Common Stock, voting together as a class, vote on all other matters, including the election of the remaining directors. The recapitalization, initial public offering and related transactions were approved by written consent of the shareholders.

On October 15, 1999, the Company's Board of Directors approved a 1 for 3 reverse split of the Company's Common Stock and Class B Common Stock. The 1 for 3 reverse stock split became effective at the close of business on November 4, 1999, upon the approval and consent of a majority of Common and Class B Common Stockholders voting together as a single class. As a result of the reverse stock split, every three shares of the Company's Common Stock were reclassified and changed into one share of the Company's Common Stock with a new par value of $.195 per share, and every three shares of the Company's Class B Common Stock were reclassified and changed into one share of the Company's Class B Common Stock, with a new par value of $2.73 per share. After the reincorporation of the Company in the State of Illinois, the Company's Common and Class B Common Stock ceased to have any par value. Except for the elimination of par values and as otherwise indicated, share figures in this document have been restated to reflect the stock splits described above.

CTI Mexico. The Company's latex balloons are manufactured by CTI Mexico S.A. de C.V. ("CTI Mexico"), formerly known as Pulidos y Terminados Finos S.A. de C.V., a Guadalajara, Mexico company engaged principally in the manufacture of latex balloons. In 1995, the Company entered into an agreement with CTI Mexico under which (i) the Company sold to CTI Mexico all of its latex balloon manufacturing equipment (for the manufacture of decorator balloons) and (ii) CTI Mexico agreed for a period of 10 years to supply balloons exclusively to the Company for sale in the United States and Canada manufactured on such equipment and (iii) for such 10 year period, CTI Mexico agreed to supply to the Company, exclusively in the United States except as to two other companies, all balloons manufactured by CTI Mexico. Commencing in 1996, CTI Mexico began manufacturing latex balloons for the Company.

In January, 1998, the Company and CTI Mexico entered into an agreement whereby (i) the Company subscribed for 45% of the outstanding capital stock of CTI Mexico for $800,000, (ii) the Company loaned to CTI Mexico $850,000, which loan was collateralized by certain latex balloon manufacturing equipment, and (iii) the 1995 equipment purchase agreement between the parties was cancelled with respect to two pieces of latex balloon manufacturing equipment; this equipment was then owned by CTI and leased to CTI Mexico. The purchase of the capital stock was consummated in February, 1998, and the purchase price for the capital stock was paid by (i) applying $400,000 of advances made to CTI Mexico prior to closing and (ii) a cash payment for the balance. The $400,000 debt owing to the Company from the 1995 acquisition was extinguished as a result of the cancellation of the sale of the two pieces of equipment to CTI Mexico.

In November, 1999, the Company acquired additional shares of capital stock of CTI Mexico, resulting in the Company's ownership of approximately 72% of CTI Mexico's total outstanding capital stock. The November, 1999 acquisition was concluded through an agreement with a principal shareholder of CTI Mexico and the approval of the requisite number of CTI Mexico shareholders at a shareholders' meeting held on November 12, 1999. In the November, 1999 acquisition transaction, the Company allowed CTI Mexico to capitalize certain of CTI Mexico's outstanding indebtedness to the Company, amounting to approximately $989,000, and contributed certain equipment with a total value of approximately $855,000, in exchange for capital stock of CTI

Mexico. In addition, in May of 2000, the Company purchased additional shares of stock from certain of CTI Mexico's shareholders, resulting in the Company's ownership of approximately 76% of CTI Mexico's total outstanding capital stock. The Company also has the right to acquire substantially all of the remaining outstanding capital stock of CTI Mexico from another shareholder.

Through CTI Mexico, the Company maintains two manufacturing facilities in Guadalajara, Mexico totaling approximately 95,000 square feet of manufacturing, office and warehouse space and operates seven latex balloon machines.

CTF International. In September, 1996, the Company and CTI Mexico entered into a joint venture agreement to organize and operate CTF International, a Mexican corporation ("CTF"). The joint venture was initially owned in equal measure by the Company and CTI Mexico. CTF engaged in the packaging of balloons for the Company and CTI Mexico and in the printing of latex balloons. In July, 1999, the Company purchased CTI Mexico's stock in CTF for $40,000 in cash, and the assignment to CTI Mexico of three of the Company's manual latex silk screening machines. The functions of CTF have now been incorporated into the business of CTI Mexico.

Products

Metalized Balloons. The metalized balloon is actually composed of a base nylon material which is coated on one side with a vacuum deposited aluminum coating and on the other with polyethylene. Typically, the balloon film is printed with graphic designs and messages.

The Company manufactures over 450 balloon designs, in different shapes and sizes, including the following:

- Superloons® - 18" balloons in round or heart shape, generally made to be filled with helium and remain buoyant for long periods. This is the predominant metalized balloon size.
- Ultraloons® - 34" balloons made to be filled with helium and remain buoyant.
- Miniloons® - 9" balloons made to be air-filled and sold on holder-sticks or for use in decorations.
- Card-B-Loons® (4 ½") and Pixiloons(TM) (2 ½") - air-filled balloons, often sold on a stick, used in floral arrangements or with a container of candy.
- Shape-A-Loons® - shaped balloons made to be filled with helium.

- Minishapes - small shaped balloons designed to be air filled and sold on sticks as toys or inflated characters.

- Walk-abouts® - helium filled shaped balloons with attached arms and legs.

- Smackers® - helium filled red lip-shaped balloons.

- You Name It® - balloons to which lettering can be attached for a personalized message.

In addition to size and shape, a principal element of the Company's metalized balloon products is the printed design or message contained on the balloon. These designs include figures and licensed characters many of which are well-known. The Company maintains licenses for Peanuts®, Garfield®, Precious Moments®, Hallmark, Card Captors®, Max Steel® Elephantz®, Paddington®, Betty Boop®, Monster Trucks® and several others. See "Patents, Trademarks and Copyrights" below.

In February, 2002, the Company entered into an agreement with Hallmark Cards, Inc. under which (i) Hallmark has agreed to license to the Company a variety of balloon designs developed by the Party Express Division of Hallmark and (ii) Hallmark may sublicense to CTI licenses it obtains for application on metalized balloons. To date, Hallmark has agreed to sublicense to CTI designs for Blues Clues®, Scooby Doo® and Star Wars®.

Latex Balloons. The Company sells a high end line of latex balloons under the product line name Hi-Tex® and a standard line of latex balloons marketed under the name Partyloons®. The Company also manufactures toy balloon products including punch balls and water bombs.

Packaging Films. The Company fabricates and prints films for use in food packaging. The Company has developed sophisticated methods for the printing of films, including the use of water-based ink. These techniques have proven desirable for companies engaged in packaging food products, particularly candy and snack items, with the result that the Company now provides printed packaging films for several food packaging companies.

Custom Film Products. In addition to printed films for food packaging, the Company fabricates custom film products for various commercial and industrial purposes. These now include "dunnage" bags (inflatable film products) used in the packaging of goods and flexible containers for the storage of clothing and personal items.

The Industries

Metalized Balloons

The metalized balloon came into existence in the late 1970s. During the 1980s, the market for metalized balloons grew rapidly. Initially, the product was sold principally to individual vendors, small retail outlets and at fairs, amusement parks, shopping centers and other outdoor facilities and functions. Metalized balloons remain buoyant when filled with helium for extended periods of time and they permit the printing and display of graphics and messages. As a result, the product has significant appeal as a novelty and message item. Metalized balloons became part of the "social expression" industry, carrying graphics designs, characters and messages like greeting cards. In the mid-1980s, the Company and other participants in the market began licensing character and cartoon images for printing on the balloons and directed marketing of the balloons to retail outlets including grocery, general merchandise and drug store chains, card and gift shops, party goods stores as well as florists and balloon decorators. These outlets now represent the principal means for the sale of metalized balloons throughout the United States and in a number of other countries.

Metalized balloons are sold in the United States and in Europe, several countries in the Far East, Canada and to an increasing extent in Latin America. The United States, however, is by far the largest market for these products.

There are presently at least seven manufacturers of metalized balloons whose products are sold in the United States. Six of these companies maintain their own production facilities in the United States. Several companies market and sell metalized balloons designed by them and manufactured by others for them.

Metalized balloons are marketed in the United States and foreign countries through wholesalers or distributors and directly to retail customers. Often the sale of metalized balloons by the wholesalers/distributors is accompanied by related products including latex balloons, floral supplies, candy containers, mugs, plush toys, baskets and a variety of party goods. Although the latex balloon market overlaps the metalized balloon market, the latex balloon market has been in existence for a longer period than metalized balloons and extends to more customers and market categories than metalized balloons.

Latex Balloons

There are several latex balloon product lines: (i) high quality decorator balloons, (ii) standard novelty balloons; (iii) printed balloons and (iv) toy categories. The high quality decorator balloons are generally sold to and through balloon decorators and are generally of higher quality and price than the standard line of balloons. The standard line of balloons is sold widely in retail stores including many of the same outlets as metalized balloons. Printed latex balloons are sold both in retail outlets and for balloon decoration purposes including floral designs. "Toy" balloons include novelty balloons sold in toy departments or stores, punch balls, water bombs and other specialty designs.

Latex balloons are sold through many of the same outlets as metalized balloons including grocery, general merchandise and drug store chains, card and gift shops, party goods stores, florists and balloon decorators. Latex balloons are sold in retail stores in packaged form as well as inflated. Also, certain latex items are sold in retail stores, generally in packaged form, as toy items.

There are at least seven manufacturers of latex balloons whose products are sold in the United States.

Printed and Specialty Films

The industry and market for printed and specialty films is highly fragmented and includes many participants. There are literally hundreds of manufacturers of printed and specialty film products in the United States and in other markets. In many cases, companies produce films and film packages for the packaging of products manufactured and sold by those companies. Many of these film products are utilized for packaging of a variety of goods, including foods. Films are utilized for a wide variety of specialized uses - including for medical applications, "dunnage" in packages and containers for consumer and other uses.

The total volume of products manufactured and sold in this industry is estimated to be well in excess of $1 billion.

Marketing, Sales and Distribution

The Company markets and sells its metalized balloon, latex balloon and related novelty products throughout the United States and in over 30 foreign countries. The Company maintains a marketing, sales staff and support staff of 12 individuals and a customer service department of 7 individuals. European sales are conducted by CTI Balloons, the Company's subsidiary located in Rugby, England. CTI Mexico conducts sales and marketing activities for the sale of balloon products in Mexico, Latin America, and certain other markets. Sales in other foreign countries are made generally to distributors in those countries and are managed at the Company's principal offices.

The Company sells and distributes its products principally through a network of approximately 600 distributors and wholesalers situated throughout the United States and in a number of foreign countries. These distributors and wholesalers are engaged principally in the sale of balloons and related products (including such items as plush toys, mugs, containers, floral supplies and other items). These distributors and wholesalers, in turn, sell balloons and related products to retail outlets including grocery, general merchandise and drug store chains, card and gift shops, party goods stores as well as florists and balloon decorators. Most sales are on an individual order basis.

The Company also sells balloons and related products to certain retail outlets including some chain stores. The Company's largest chain store customer is Eckerd Drug Stores. During the 2001 fiscal year, Eckerd Drug Stores accounted for approximately 6.86% of the Company's total sales revenues.

In March, 2002, the Company entered into an arrangement with Hallmark Cards, Inc., under which the Company agreed to produce metalized balloons incorporating designs provided by the Party Express Division of Hallmark and to provide these balloons to Party Express. The Company will also be entitled to market and sell balloons incorporating these designs to its other customers.

The Company engages in a variety of advertising and promotional activities to promote the sale of its balloon products. Each year, the Company produces a complete catalog of its balloon products, and also prepares various flyers and brochures for special or seasonal products, which are disseminated to thousands of customers, potential customers and others. The Company participates in numerous trade shows for the gift, novelty, balloon and other industries and advertises in a number of trade and other publications. The Company also attends licensing shows for the purpose of seeking out additional design licenses.

The Company markets and sells its printed and laminated films and converted film products directly and through independent sales representatives. The Company markets these products to companies which package their products in plastic wrapping, in particular food products such as candies and coffee. The Company markets its custom film products, including its "dunnage" bags (inflatable film products) directly. During the 2001 fiscal year, the Company sold such products to five principal, and a number of smaller, customers. One customer represented 23% of the Company's total sales revenue in 2001 and another represented 14% of total sales revenue.

Manufacturing

Production and Operations.

At its Barrington, Illinois headquarters, the Company owns and operates a modern facility. The facility includes converting machines of the Company's own design and construction which fabricate metalized balloons and packaging bags. These production systems include a patented system for the production and insertion of valves in balloons. These machines have the capacity to manufacture approximately 55 million 18" balloons annually.

The Company owns and operates equipment for the development of films and plates utilized in the printing of films for metalized balloons and packaging films. The Company owns and operates three six color presses at its facility in Barrington, Illinois, as well. The Company's use of water-based ink makes its printed films attractive to food processors for the packaging of their products

The Company owns and operates two extrusion coating and lamination machines to produce films for use in metalized balloons, packaging films and specialty film products. A new extrusion coating and laminating machine was acquired in 1999 which significantly increased the Company's production capacity and capabilities.

The Company maintains a graphic arts and development department which designs its balloon products and graphics. The Creative Department operates a networked, computerized graphic arts system for the production of these designs and of printed materials including catalogues, advertisements and other promotional materials.

The Barrington facility also includes a computerized customer service department which receives and fulfills over 56,000 orders annually.

The Company maintains a finished goods inventory of all balloon products at the Barrington facility and provides fulfillment for orders throughout the United States and in a number of foreign countries.

CTI Mexico. Through CTI Mexico, the Company operates several facilities in Guadalajara, Mexico, comprising approximately 95,000 square feet of production, warehouse and office space. At these locations, the Company produces all of its latex balloon products and also prints and packages latex balloons. CTI Mexico owns and operates, or leases, seven latex balloon manufacturing machines, two high-speed latex printing machines and several other latex printing machines. Balloon products are warehoused at this facility and order fulfillment is provided for Mexico and Latin America, as well as to the United States and United Kingdom facilities of the Company. CTI Mexico also conducts sales and marketing activities for the sale of balloon products in Mexico, Latin America and certain other markets.

CTI Balloons Ltd. Through its wholly-owned subsidiary, CTI Balloons Ltd, the Company conducts a warehouse, fulfillment and sales operation in Rugby, United Kingdom. Sales and fulfillment for all of the United Kingdom, Europe and the Middle East are conducted from this facility.

Competition

The balloon and novelty industry is highly competitive, with numerous competitors. There are presently seven principal manufacturers of metalized balloons whose products are sold in the United States including Anagram International, Inc., M&D Balloons, Inc., Pioneer Balloon, Convertidora International, Barton Enterprises and Betallic. Several companies, including American Greetings, Amscan Holdings, Inc. and Flowers, Inc., market and sell metalized balloons designed by them and manufactured by others for them. In 1998, Anagram International, Inc. was acquired by Amscan and in 2000 M&D Balloons was acquired by American Greetings. During 2002, Amscan completed the purchase of M&D Balloons from American Greetings.

There are at least seven manufacturers of latex balloons whose products are sold in the United States. The market for film packaging and custom products is fragmented, and competition in this area is difficult to gauge. However, there are numerous participants in this market and the Company can expect to experience intense quality and price competition.

Many of these companies offer products and services which are the same or similar to those offered by the Company and the Company's ability to compete depends on many factors within and outside its control. There are a number of well-established competitors in each of the Company's product lines, several of which possess substantially greater financial, marketing and technical resources and established, extensive, direct and indirect channels of distribution for their products and services. As a result, such competitors may be able to respond more quickly to new developments and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products and services than the Company. Competitive pressures include, among other things, price competition, new designs and product development and copyright licensing.

Patents, Trademarks and Copyrights

In connection principally with its metalized balloon business, the Company has developed or acquired a number of intellectual property rights which are significant to its business.

Copyright Licenses. The most significant of these rights are licenses on a number of popular characters. The Company presently maintains approximately 13 licenses and produces balloon designs utilizing the characters covered by the licenses. Licenses are generally maintained for a one or two year term, although the Company has maintained long term relationships with several of its licensors and has been able to obtain renewal of its license agreements with them.

Trademarks. The Company is the owner of 21 registered trademarks in the United States relating to its products. Many of these trademarks are registered in foreign countries, principally in the European Community.

Patent Rights. The Company is the owner of, or licensee under, several patents. These include (i) ownership of two patents, and a license under a third, relating to self-sealing valves for metalized balloons and methods of making balloons with such valves, (ii) a patent on a combination of a greeting card and balloon connected by a ribbon contained in single package, (iii) a patent on a method of inserting and affixing a zipper-closure system in a bag, and (iv) various metalized balloon design patents, including various shapes for Valentine's Day, Halloween and birthday parties.

Research and Development

The Company maintains a product development and research department of 7 individuals for the development or identification of new balloons and related products, product components and sources of supply. Research and development includes (i) creative product development, (ii) creative marketing, and (iii) engineering development. During the fiscal years ended December 31, 2000 and December 31, 2001, the Company estimates that the total amount spent on research and development activities was approximately $291,000 and $325,000, respectively.

Employees

As of December 31, 2001, the Company had 158 full-time employees in the United States, of whom 12 are executive or supervisory, 10 are in sales, 118 are in manufacturing and 18 are clerical. As of that same date, the Company had 13 full-time employees in England, of whom one is executive or supervisory, 4 are in sales, 6 are in warehousing and 2 are clerical. In Mexico, as of December 31, 2001, the Company had 314 full-time employees, of whom 6 are executive or supervisory, 3 are in sales, 287 are in manufacturing and 18 are clerical. The Company is not a party to any collective bargaining agreement, has not experienced any work stoppages and believes that its relationship with its employees is satisfactory.

Regulatory Matters

The Company's manufacturing operations are subject to the U.S. Occupational Safety and Health Act ("OSHA"). The Company believes it is in material compliance with OSHA. The Environmental Protection Agency regulates the handling and disposal of hazardous materials. As the Company's printing operations utilize only water-based ink, the waste generated by the Company's production process is not deemed hazardous. The Company believes it is in material compliance with applicable environmental rules and regulations. Several states have enacted laws limiting or restricting the release of helium filled metalized balloons. The Company does not believe such legislation will have any material effect on its operations.

Item No. 2 Description of Property

The Company owns its principal plant and offices located in Barrington, Illinois, approximately 45 miles northwest of Chicago, Illinois. The facility includes approximately 75,000 square feet of office, manufacturing and warehouse space.

In August, 1998, the Company purchased a building that is adjacent to its principal plant and offices. This facility includes approximately 29,000 square feet of combined office and warehouse space. In November, 1999, the Company sold this building to a related party, and entered into a 10 year lease for the building at a monthly rental cost of $17,404. The Company is presently subleasing approximately 50% of the total square feet of this office and warehouse space to two separate subtenants. One sublease expires in March, 2002, and has a monthly rent of $3,605; the other sublease expires in May, 2002, and has a monthly rent of $7,570. All rents due under these subleases are paid directly to the Company.

The Company also leases approximately 15,000 square feet of office and warehouse space in Rugby, England at an annual lease cost of $51,700, expiring 2013. This facility is utilized for product packaging operations and to manage and service the Company's operations in England and Europe.

Through CTI Mexico, the Company leases four buildings with approximately 95,000 total square feet of production, warehouse and office space in Guadalajara, Mexico. One plant, consisting of three buildings, has a one-year lease at a monthly lease rate of $5,500, and the other plant, consisting of one building, has a three-year lease at a monthly lease rate of $4,500.

Item No. 3 Legal Proceedings

On March 12, 2001, the Company was joined as a third party defendant in a pending action filed by Real Fresh, Inc., a California Corporation, against Packaging Systems, LLC, ("PSI") an Illinois limited liability company. The action was filed in the United States District Court for the Eastern District of California. In the action, Real Fresh seeks damages from PSI for losses it claims it incurred by reason of PSI supplying defective packaging materials. The Company was a supplier to PSI of certain laminated films utilized by PSI in these packaging materials. PSI initiated a third-party claim against the Company for indemnity, contribution and breach of contract. The Company has filed an answer to the third-party complaint denying the claim and asserting a number of defenses. In addition, on July 27, 2001, the Company cross-claimed against the supplier of the base film, Honeywell International, Inc. for indemnity, contribution and breach of contract. On August 20, 2001, Honeywell, filed a counterclaim against the Company seeking to recover for film claimed to be sold to the Company and the Company has filed an answer and affirmative defenses denying such counterclaim. The Company has notified its insurance carrier of the claims. Final outcome of these matters is uncertain and a range of loss (beyond any claims that may be covered by insurance) cannot be estimated at this time.

Item No. 4 Submission of Matters to a Vote of Security Holders

Not Applicable.

PART II

Item No. 5 Market for Registrant's Common Equity and Related Stockholder Matters

Market Information. The Company's Common Stock was admitted to trading on the NASDAQ SmallCap Market under the symbol CTIB on November 5, 1997. Prior to that time, there was no established public trading market for the Company's Common Stock. There is no public market for the Company's Class B Common Stock, which is convertible into Common Stock on a share per share basis.

The high and low sales prices for the last eight fiscal quarters (retroactively adjusted to reflect post-reverse split share values), according to the NASDAQ Stock Market's Stock Price History Report, were:

	High	Low
January 1, 2000 to March 31, 2000	3.750	1.375
April 1, 2000 to June 30, 2000	3.313	1.688
July 1, 2000 to September 30, 2000	2.000	1.250
October 1, 2000 to December 31, 2000	2.125	.875
January 1, 2001 to March 31, 2001	1.031	2.469
April 1, 2001 to June 30, 2001	1.310	2.125
July 1, 2001 to September 30, 2001	1.650	2.000
October 1, 2001 to December 31, 2001	1.350	2.000

As of March 28, 2002, there were approximately 44 holders of record of the Company's Common Stock and two holders of record of Class B Common Stock.

The Company has never paid any dividends on its Common Stock and does not currently intend to pay dividends on its Common Stock in the foreseeable future. The Company currently intends to retain all its earnings to finance the development and expansion of its business. Under the terms of its current loan agreement, the Company is restricted from declaring any dividends or other distributions on its shares unless certain minimum financial performance levels are maintained. The Company expects it to be likely that it will be required to agree to restrictions on the payment of dividends or other distributions in connection with future financings, if any.

Recent Sales of Unregistered Securities. In March and May of 1996, a group of investors made an equity investment of $1,000,000 in the Company in return for 1,098,901 shares of Preferred Stock, $.91 par value. CTI Investors, L.L.C., an Illinois limited liability company, invested $900,000 in the shares of Preferred Stock. Members of CTI Investors, L.L.C. include Howard W. Schwan, John H. Schwan and Stephen M. Merrick, members of management, and one other accredited investor. An additional accredited investor invested the remaining $100,000. The sale was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") as a transaction not involving a public offering as sales were made to a small number of accredited investors, including members of management, who were sophisticated and had access to information about the Company. The shares of Preferred Stock were subsequently converted into 1,098,901 shares of Class B Common Stock. These shares of Class B Common Stock were reverse-split on a 1-for-3 basis along with the Company's Common Stock on November 4, 1999, resulting in a total of 366,300 shares of Class B Common Stock being presently outstanding.

In December, 1996, Howard W. Schwan, John H. Schwan and Stephen M. Merrick, members of management, were each issued warrants to purchase up to 25,641 shares of the Company's Common Stock at an exercise price of $2.73 per share in consideration of their facilitating and guaranteeing a bank loan to the Company in the amount of $6.3 million. The issuance was exempt from registration under Section 4(2) of the Securities Act as a transaction not involving a public offering as all participants were members of management who were sophisticated and had access to information about the Company.

In July, 1998, John H. Schwan and Stephen M. Merrick exercised a total of 6,465 of their warrants to purchase shares of the Company's Common Stock at an exercise price of $2.73 per share (5,000 and 1,465 warrants, respectively).

In June, 1997, the Company issued, in a private placement, notes in the principal amount of $865,000, together with warrants to purchase up to 92,415 shares of the Company's Common Stock at an exercise price of $9.36 per share. Howard W. Schwan, John H. Schwan, Stephen M. Merrick and John C. Davis, members of management, purchased $50,000, $350,000, $315,000 and $150,000, respectively, of the notes and warrants. The offering was exempt from registration under Section 4(2) of the Securities Act as a transaction not involving a public offering as all participants were members of management who were sophisticated and had access to information about the Company.

In June, 1999, Mr. Davis' June, 1997, $150,000 note was cancelled and reissued in the same principal amount with a new maturity date of February 28, 2001. Mr. Davis' June, 1997, warrant to purchase up to 16,026 shares of the Company's Common Stock at an exercise price of $9.36 per share was cancelled in September, 1999, and a new warrant to purchase up to 16,026 shares of the Company's Common Stock at an exercise price of $1.688 per share, with an expiration date of June 30, 2003, was issued in its place. Mr. Davis' June, 1999, Note was paid in full by the Company in February, 2001.

In June, 1999, the June, 1997, $50,000, $350,000 and $315,000 notes of Messrs. H. Schwan, J. Schwan and Merrick, respectively, came due. On November 9, 1999, new notes in the same principal amounts were issued to Messrs. H. Schwan, J. Schwan and Merrick, in payment and replacement of the prior notes with maturity dates for each of November 9, 2001. As of that date, each payee under the Notes had executed a consent to extend the maturity on the Notes to March 1, 2004. In November, 1999, the June, 1997 warrants of Messrs. H. Schwan, J. Schwan and Merrick to purchase up to (respectively) 5,342, 37,393 and 33,653 shares of the Company's Common Stock at an exercise price of $9.36 per share were cancelled. At that time, new warrants to purchase up to 29,621, 207,346 and 186,612 shares of the Company's Common Stock at an exercise price of $1.688 per share were issued to Messrs. H. Schwan, J. Schwan and Merrick, respectively. These warrants expire on November 9, 2002.

The 1999 notes and 1999 warrants issued to Messrs. Davis, H. Schwan, J. Schwan and Merrick were issued in a private offering which was exempt from registration under

Section 4(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering as all participants were sophisticated investors who had access to information about the Company.

In July, 2001, the Company issued warrants to purchase up to 66,666 shares of the Company's Common Stock to John H. Schwan and 33,334 shares of the Company's Common Stock to Stephen M. Merrick. The warrants were issued in consideration of Mr. Schwan and Mr. Merrick guaranteeing and securing loans to the Company in the amount of approximately $1,600,000. The warrants are exercisable for a period of five years at the price of $1.78 per share.

Item No. 6 Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following table sets forth selected financial data of the Company for the years ended December 31, 2001 and December 31, 2000 (in thousands, except per share data):

	Year ended December 31, 2001		Year ended December 31, 2000	
Consolidated Statement of Operations Data:				
Net sales	$	27,446	$	22,978
Cost of sales		19,835		16,375
Gross profit		7,611		6,603
Operating Expenses:				
General and administrative		3,468		3,584
Selling		1,760		1,840
Advertising		1,133		966
Total operating expenses		6,361		6,390
Operating income		1,250		213
Other expense		(1,064)		(1,070)
Income (loss) before income taxes and minority interest		186		(857)
Income tax expense		(276)		(107)
Loss before minority interest		(90)		(964)
Minority interest in loss of subsidiary		58		87
Net loss	$	(32)	$	(877)
Net loss applicable to common shares	$	(32)	$	(877)
Net loss per share:				
Basic	$	(0.03)	$	(0.73)
Diluted	$	(0.03)	$	(0.73)
Weighted average number of common and common equivalent shares outstanding:				
Basic		1,207,944		1,207,944
Diluted		1,207,944		1,207,944

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Results of Operations

Net Sales. The Company generates revenue from the sale of three product lines – metalized balloons, latex balloons and laminated and printed films. All of the production and revenues for printed and laminated films are generated in the Company's plant in Barrington, Illinois and virtually all of those sales are made to domestic U.S. customers. Latex balloons are produced for the Company by CTI Mexico at its plants in Guadalajara. CTI Balloons sells latex balloons (i) to the Company for resale in the U.S., (ii) in the domestic Mexico market, (iii) to CTI Balloons, Ltd (the Company's UK subsidiary) for resale in the United Kingdom and some other markets in Europe and the Middle East and

(iii) to various other customers in Latin America and other countries. All of the metalized balloons of the Company are manufactured by the Company in Barrington, Illinois. The Company sells metalized balloons (i) to domestic U.S. customers, (ii) to international customers, (iii) to CTI Mexico for resale in Mexico and (iv) to CTI Balloons, Ltd. for resale in the United Kingdom and Europe.

For the fiscal year ended December 31, 2001, consolidated revenues from the sale of all products were $27,446,000, compared to consolidated revenues of $22,978,000 for the year ended December 31, 2000, an increase of 19%. This increase in revenues is the result principally of an increase in sales of laminated and printed films during fiscal 2001. Revenues in that product line increased from $5,660,000 for fiscal 2000 to $11,438,000 for fiscal 2001, an increase of 102%. For the fiscal year 2001, on a consolidated basis, metalized balloons represented 37% of sales, laminated and printed films 44% of sales and latex balloons 19% of sales. During fiscal 2000, metalized balloons represented 50% of sales, laminated and printed films 25% of sales and latex balloons 25% of sales.

Sales and selected financial information on a geographic basis for 2000 and 2001 are set forth below:

	United States	United Kingdom	Mexico	Eliminations	Consolidated
Year ended 12/31/00					
Revenues	$ 19,132,000	$ 2,031,000	$ 5,162,000	$ (3,347,000)	$ 22,978,000
Operating income	327,000	177,000	(310,000)	19,000	213,000
Net income (loss)	(546,000)	145,000	(380,000)	(96,000)	(877,000)
Total Assets	$ 18,881,000	$ 723,000	$ 4,849,000	$ (2,234,000)	$ 22,219,000
Year ended 12/31/01					
Revenues	$ 24,706,000	$ 1,673,000	$ 5,940,000	$ (4,873,000)	$ 27,446,000
Operating income	1,323,000	67,000	128,000	(268,000)	1,250,000
Net income (loss)	96,000	50,000	46,000	(224,000)	(32,000)
Total Assets	$ 20,355,000	$ 620,000	$ 5,785,000	$ (2,096,000)	$ 24,664,000

Cost of Sales. For fiscal 2001, cost of sales increased to 72.3% of net sales compared to 71.3% of net sales for fiscal 2000. In fiscal 2001, profit margins on metalized balloons, latex balloons and laminated and printed film were 27.1%, 14.1% and 33%, respectively, compared to margins on the same product lines for 2000 of 30.2%, 15.4% and 28.9%.

Administrative. For fiscal 2001, administrative expenses were $3,468,000, or 12.6% of net sales, as compared to $3,585,000 or 15.6% of net sales for fiscal 2000. The decrease in administrative expenses resulted principally from a reduction in work force and related expenses in CTI Mexico during fiscal 2001. Also, the decrease between 2000 and 2001 reflected unusual expenses incurred by the Company during 2000 in relation to a reverse stock split.

Selling. For fiscal 2001, selling expenses were $1,760,000 or 6.4% of net sales compared to $1,840,000, or 8.0% of net sales for fiscal 2000. The decline in selling expense resulted from reductions in a variety of expenses including royalty payments, commissions, catalogue and brochure expenses, convention expenses and others.

Advertising and Marketing. For fiscal 2001, advertising and marketing expenses were $1,133,000 or 4.1% of net sales, compared to $966,000 or 4.2% of sales for fiscal 2000. There were no material changes in these expenses during 2001.

Other Income and Expense. For fiscal 2001, interest expense and loan fees totaled $1,001,000. For fiscal 2000, interest expense was $1,099,000. The Company had currency exchange gains during 2001 of $89,000 compared to currency losses during fiscal 2000 of $22,000.

Net Income or Loss. For the fiscal year ended December 31, 2001, the Company had income before taxes and minority interest of $186,000 compared to a loss before taxes and minority interest for fiscal 2000 of $857,000. The net loss for fiscal 2001 was $32,000 compared to a net loss for fiscal 2000 of $877,000.

Income Taxes. For the fiscal year ended December 31, 2001, the Company had income tax expense of $277,000 compared to an income tax expense of $107,000 for fiscal 2000. The Company did not, in fact, incur any income tax payments for 2001 or 2000. The amount of the income tax expense recognized by the Company for both 2001 and 2000 reflects adjustments in deferred tax assets and other items arising from the operating results of the Company for each year.

Contracts with foreign suppliers are stated in U.S. dollars and the Company is not subject to currency rate fluctuations on these transactions. The effect of currency rate fluctuations on intercompany transactions with the Company's England subsidiary and Mexico subsidiary has not been material. As a result, the Company has determined not to provide any hedge against currency rate fluctuations.

Financial Condition

Cash Flow Items

Cash Flow From Operations. Cash flow provided by operations for the fiscal year ended December 31, 2001 was $452,000. The funds provided resulted principally from increases in accounts payable, accrued expenses and other during the year of $2,000,000 and depreciation and amortization of $1,666,000 offset by an increase in accounts receivable of $1,860,000 and inventory of $1,832,000. Cash flow generated by operations for the fiscal year ended December 31, 2000, was $1,447,000. This resulted primarily from non-cash depreciation and amortization expenses of $1,751,000.

Cash Used in Investing Activities. During fiscal 2001, the Company invested $1,002,000 in machinery and equipment. During fiscal 2000, the Company invested $637,000 in machinery and equipment.

Cash From Financing Activities. Cash generated from financing activities during fiscal 2001 was $273,000. The cash from financing activities was generated principally from the credit facility and loan obtained in January, 2001. During fiscal 2000, cash flow used in financing activities was $410,000. The primary used of the funds was to pay down existing long-term and short-term debt.

In January, 2001, the Company entered into a Loan and Security Agreement with a new bank under which the bank has provided the Company with a credit facility in the amount of $9,500,000, secured by equipment, inventory, receivables and other assets of the Company. The credit facility includes a term loan of $1,426,000, at an interest rate of prime plus 0.75% per annum, which is based upon the appraised value of the equipment of the Company, and a revolving line of credit at an interest rate of prime plus 0.5% per annum, the amount of which is based on advances of up to 85% of eligible receivables and 50% of the value of the Company's inventory. The term loan and revolving line of credit are secured by substantially all assets of the Company. The term of this credit facility is for a period of three years, which may be extended by either party for an additional year.

Also in January, 2001, another bank loaned to the Company the sum of $2,873,000 in a refinance of the Company's principal office building and property situated in Barrington, Illinois. This loan is secured by the aforementioned building and property, and has been made in the form of two notes: one note is in the principal amount of $2,700,000, bears interest of 9.75% per annum, and has a term of five years with a 25 year amortization, and the second note is in the principal amount of $173,000, bears interest at 10% per annum, and has a term of three years.

Approximately $7,500,000 in proceeds from the foregoing January, 2001, loan transactions was used to pay off outstanding loans and a line of credit of the Company.

Balance Sheet Items

Cash and cash equivalents. The Company's cash management strategy includes maintaining limited cash balances and utilizing the revolving line of credit for liquidity. As of December 31, 2001, the Company had total cash and cash equivalents of $110,000 compared to cash and equivalents of $393,000 as of December 31, 2000.

Current assets. As of December 31, 2001, the total current assets of the Company were $14,143,000 compared to total current assets of $10,752,000 as of December 31, 2000. The increase in current assets is attributable principally to increases during 2001 in accounts receivable and inventory.

Inventory. The net inventory of the Company increased from $7,061,000 as of December 31, 2000 to $8,458,000 as of December 31, 2001. This increase was the result principally of (i) higher levels of production arising from increasing sales during 2001, (ii) a seasonal increase in balloon inventory for anticipated levels of sales in the first quarter of 2002 and (iii) production of balloons to order for a customer in the fourth quarter of 2001 for delivery in the first quarter of 2002.

Property, Plant and Equipment. During fiscal 2001, the Company invested $1,002,000 in capital items, while the amount in 2000 was $637,000. Most of this investment was in production equipment and materials and in repair, maintenance and refurbishment of equipment and production materials.

Current liabilities. Total current liabilities decreased from $14,614,000 as of December 31, 2000 to $13,117,000 as of December 31, 2001. This decrease is attributable principally to the reduction of the current portion of the long term indebtedness of the Company arising from the payment of prior debt out of the proceeds of the new credit facility and loan obtained in January, 2001.

Commitments. The Company has long term commitments under leases, license agreements and notes payable, as follows:

Operating Leases

The Company leases office equipment under operating leases which expire on various dates between May 2003 and December 2006.

The net lease expense was $338,000 for the year ended December 31, 2000, and $270,000 for the year ended December 31, 2001.

The future aggregate minimum net lease payments under existing agreements as of December 31, as follows:

	Lease Payments	Sublease Income	Net
2002	$ 375,000	$50,000	$ 325,000
2003	365,000	-	365,000
2004	294,000	-	294,000
2005	285,000	-	285,000
2006	285,000	-	285,000
Thereafter	1,264,000	-	1,264,000

Licenses

The Company has certain merchandising license agreements that require royalty payments based upon the Company's net sales of the respective products. The agreements call for guaranteed minimum commitments that are determined on a calendar year basis. Future guaranteed commitments due, as computed on a pro rata basis, as of December 31, are as follows:

2002	$ 282,000
2003	148,000

Notes Payable

Long-term debt at December 31, 2001 consists of:

Term Loan, payable in monthly installments of $19,805 plus interest at prime plus 0.75% due February 1, 2004. Collateralized by all assets of the Company.	$ 1,208,000
Term Loan, payable in monthly installments of $24,060 including interest at 9.75% due January 5, 2006. Collateralized by all assets of the Company.	2,672,000
Term Loan, payable in monthly installments of $5,582 including interest at 10.00% due January 5, 2004. Collateralized by all assets of the company	121,000
Total	$ 4,001,000
Less current portion	*(318,000)*
Total long-term debt	$ 3,683,000

Future Minimum principal payments for amounts outstanding under these long-term debt agreements are as follows for the year ended December 31, 2001:

2002	$ 318,000
2003	338,000
2004	770,000
2005	40,000
2006	2,535,000
	$ 4,001,000

Liquidity and Financial Resources

At December 31, 2001 the Company's working capital (current assets less current liabilities) was $1,026,000 compared to a negative working capital as of December 31, 2000 of ($3,862,000). This significant improvement in working capital during fiscal 2001 was accomplished principally as the result of the loan financings obtained by the Company in January, 2001, as well as improved operating results compared to fiscal 2000.

The Company has maintained relatively small cash balances and reserves and relies on its credit facility for liquidity. Under the credit facility, the Company is able to borrow up to 85% of its eligible receivables and 50% of its eligible inventory, and utilizes the proceeds of these borrowings for its cash requirements. If the Company's sales were to decline significantly in any period, the Company's ability to borrow under this line would be reduced and its ability to meet its current obligations would be adversely affected.

The Company believes that existing capital resources and cash generated from operations, and from borrowings on the credit facility, will be sufficient to meet the Company's requirements for at least 12 months

Seasonality

In the metalized product line, sales have historically been seasonal with approximately 20% to 30% of annual sales of metalized being generated in December and January, and 11% to 13% of annual metalized sales being generated in June and July in recent years. The sale of latex balloons and laminated film products have not historically been seasonal, and as sales in these products lines increase as a percentage of total sales, the seasonality of the Company's total net sales has decreased.

Significant Accounting Policies

The financial statements of the Company are based on the selection and application of significant accounting policies which require management to make various estimates and assumptions. The following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operation.

Principles of Consolidation. The consolidated financial statements include the accounts of CTI Industries Corporation, its wholly owned subsidiaries CTI Balloons Limited and CTF International S.A. de C.V., and its majority owned subsidiary CTI Mexico Corporation, S.A. de C.V. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Foreign Currency Translation. The financial statements of foreign operations are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52. Accordingly, all assets and liabilities are translated at current rates of exchange, and operating transactions are translated at weighted average rates during the year. The translation gains and losses, to the extent material, are accumulated as a separate component of stockholders' equity.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximates costing determined on a first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels for estimated obsolescence or unmarketable items, as compared to future demand requirements and shelf life of the various products. Based on this review, the Company records inventory reserves when appropriate. As of December 31, 2001, the Company had established a reserve for obsolescence or marketability with respect to inventory in the aggregate amount of $344,000.

Property and Equipment. Property and equipment is stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line and declining-balance methods over estimated useful lives of the related assets. The estimated useful lives range as follows:

Building	25 - 30 years
Machinery and equipment	3 - 15 years
Office furniture and equipment	5 - 8 years
Leasehold improvements	5 - 8 years
Furniture & equipment at customer locations	2 - 3 years

Depreciation expense was $1,649,000 for the year ended October 31, 2000, and $1,674,000 for the year ended December 31, 2001.

Income Taxes. Income taxes are accounted for as prescribed in SFAS No. 109 - Accounting for Income Taxes. Under the asset and liability method of Statement No. 109, the Company recognizes the amount of income taxes currently payable and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years these temporary differences are expected to be recovered or settled.

Comprehensive Income. Comprehensive income is defined as the change in equity of a business enterprise from non-stockholder transactions impacting stockholders' equity which are not included in the statement of income and are reported as a separate component of equity. For all periods presented, other comprehensive income includes only one component, which is the change in the foreign currency translation adjustment.

Revenue Recognition. The Company recognizes revenue using the accrual method of accounting when title transfers upon shipment.

Concentration of Credit Risk. Concentration of credit risk with respect to trade accounts receivable is generally limited due to the number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations and provides an allowance for potential credit losses against the portion of accounts receivable which is estimated to be un-collectible. Such losses have historically been within management's expectations. For the year ended December 31, 2001, the Company had two customers that accounted for approximately 23% and 14%, respectively, of consolidated net sales. Corresponding percentages of consolidated net sales generated by these customers for the year ended December 31, 2000, were approximately 19.7% and 7.8%, respectively. At December 31, 2001, the outstanding accounts receivable balances due from these two customers were $1,150,000 and $933,000, respectively.

Use of Estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Stock-Based Compensation. Effective for the fiscal year ending October 31, 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". The pronouncement encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on new fair value accounting rules. The Company did not adopt the new fair value accounting, but instead chose to comply with the disclosure requirements of SFAS No. 123. Accordingly, the adoption of SFAS No. 123 did not have a material impact on the Company's financial statements.

Impairment of Long-Lived Assets and Goodwill. The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company assesses the impairment of its long-lived assets, including goodwill and property, plant and equipment, whenever economic events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Long-lived assets are considered to be impaired when the sum of the expected future cash flows, undiscounted and without interest charges, is less than the carrying amounts of the related assets.

Goodwill is amortized over a fifteen year period. Amortization of goodwill expense for the years ended December 31, 2002 and 2001 was $87,000.

New Accounting Policies

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS 142 "Goodwill and Other Intangible Assets." SFAS 141 is effective for fiscal years beginning after December 15, 2001; however certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS No. 142. Major provisions and their effective dates are as follows:

- All business combinations initiated after June 30, 2001 must use the purchase method of accounting.
- Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed,

rented, or exchanged, either individually or as part of a related contract, asset or liability.

- Goodwill and other intangible assets with indefinite lives, acquired after June 30, 2001 are not amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
- Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicated.
- All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

Statement of Financial Accounting Standard No. 141 "Business Combinations." this new statement should have no material effect on the Company.

Statement of Financial Accounting Standard 142 "Goodwill and other Intangible Assets." This new statement should have no material effect on the Company

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Result of Operation-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions," for the disposal of a segment of a business. The Company plans to adopt SFAS No. 144 at January 1, 2002, and has determined that adoption will not have a material effect on its results of operations or financial position.

Safe Harbor Provision of the Private Securities Litigation Act of 1995 and Forward Looking Statements

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The market for mylar and latex balloon products is generally characterized by intense competition, frequent new product introductions and changes in customer tastes which can render existing products unmarketable. The statements contained in Item 1 (Description of Business) and Item 6 (Management's Discussion and Analysis of Financial Condition and Results of Operations) that are not historical facts may be forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Exchange Act of 1934) that are subject to a variety of risks and uncertainties more fully described in the Company's filings with the Securities and Exchange Commission including, without limitation, those described under "Risk Factors" in the Company's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997. The forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to the Company's management. Accordingly, these statements are subject to significant risks, uncertainties and contingencies which could cause the Company's actual growth, results, performance and business prospects and opportunities in 2001 and beyond to differ materially from those expressed in, or implied by, any such forward-looking statements. Wherever possible, words such as "anticipate," "plan," "expect," "believe," "estimate," and similar expressions have been used to identify these forward-looking statements, but are not the exclusive means of identifying such statements. These risks, uncertainties and contingencies include, but are not limited, to competition from, among others, national and regional balloon, packaging and custom film product manufacturers and sellers that have greater financial, technical and marketing resources and distribution capabilities than the Company, the availability of sufficient capital, the maturation and success of the Company's strategy to develop, market and sell its products, risks inherent in conducting international business, risks associated with securing licenses, changes in the Company's product mix and pricing, the effectiveness of the Company's efforts to control operating expenses, general economic and business conditions affecting the Company and its customers in the United States and other countries in which the Company sells and anticipates selling its products and services and the Company's ability to (i) adjust to changes in technology, customer preferences, enhanced competition and new competitors; (ii) protect its intellectual property rights from infringement or misappropriation; (iii) maintain or enhance its relationships with other businesses and vendors; and (iv) attract and retain key employees. There can be no assurance that the Company will be able to identify, develop, market, sell or support new products successfully, that any such new products will gain market acceptance, or that the Company will be able to respond effectively to changes in customer preferences. There can be no assurance that the Company will not encounter technical or other difficulties that could delay introduction of new or updated products in the future. If the Company is unable to introduce new products and respond to industry changes or customer preferences on a timely basis, its business could be materially adversely affected. The Company is not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

Item No. 7 Financial Statements

Reference is made to the Consolidated Financial Statements attached hereto.

Item No. 8 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

PART III

Item No. 9 Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

Directors and Executive Officers

The Company's current directors and executive officers and their ages, as of April 1, 2002, are as follows:

Name	Age	Position With The Company
John H. Schwan	57	Chairman and Director
Howard W. Schwan	47	President and Director
Stephen M. Merrick	60	Executive Vice President, Secretary and Director
Mark Van Dyke	52	Senior Vice President
Brent Anderson	35	Vice President of Manufacturing
Samuel Komar	45	Vice President
Stanley M. Brown	55	Director
Bret Tayne	43	Director
Alfred J. Lescher	37	Controller

All directors hold office until the annual meeting next following their election and/or until their successors are elected and qualified. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. Information with respect to the business expenses and affiliation of the directors and the executive officers of the Company is set forth below:

John H. Schwan, Chairman. Mr. Schwan has been an officer and director of the Company since January, 1996. Mr. Schwan has been the President and principal executive officer of Packaging Systems and affiliated companies for over the last 14 years. Mr. Schwan has over 20 years of general management experience, including manufacturing, marketing and sales. Mr. Schwan served in the U.S. Army Infantry in Vietnam from 1966 to 1969, where he attained the rank of First Lieutenant.

Howard W. Schwan, President. Mr. Schwan has been associated with the Company for 20 years, principally in the management of the production and engineering operations of the Company. Mr. Schwan was appointed as Vice President of Manufacturing in November, 1990, was appointed as a director in January, 1996, and was appointed as President in June, 1997.

Stephen M. Merrick, Executive Vice President and Secretary. Mr. Merrick was President of the Company from January, 1996 to June, 1997 when he became Chief Executive Officer of the Company. In October, 1999, Mr. Merrick became Executive Vice President. Mr. Merrick is a principal of the law firm of Merrick & Klimek, P.C. of Chicago, Illinois and has been engaged in the practice of law for more than 30 years. Mr. Merrick is also Senior Vice President, Director and a member of the Management Committee of Reliv International, Inc. (NASDAQ), a manufacturer and direct marketer of nutritional supplements and food products.

Mark Van Dyke, Senior Vice President. Mr. Van Dyke rejoined the Company in August, 2001. Mr. Van Dyke has over 24 years experience in the balloon industry and was previously employed by the Company for 12 years. Prior to rejoining the Company, Mr. Van Dyke was employed by M&D Balloons, Inc. for eight years and became Executive Director of that Company.

Brent Anderson, Vice President of Manufacturing. Mr. Anderson has been employed by the Company since January, 1989, and has held a number of engineering positions with the Company including Plant Engineer and Plant Manager. In such capacities Mr. Anderson was responsible for the design and manufacture of much of the Company's manufacturing equipment. Mr. Anderson was appointed Vice President of Manufacturing in June, 1997.

Samuel Komar, Vice President of Sales. Mr. Komar has been employed by the Company since March of 1998, and was named Vice-President of Sales in September of 2001. Mr. Komar has worked in sales for 15 years, and prior to his employment with the Company, Mr. Komar was with Bob Gable & Associates, a manufacturer of sporting goods. Mr. Komar received a Bachelor of Science Degree in Sales and Marketing from Indiana University.

Stanley M. Brown, Director. Mr. Brown was appointed as a director of the Company in January, 1996. Since March, 1996, Mr. Brown has been President of Inn-Room Systems, Inc., a manufacturer and lessor of in-room vending systems for hotels. From 1968 to 1989, Mr. Brown was with the United States Navy as a naval aviator, achieving the rank of Captain.

Bret Tayne, Director. Mr. Tayne was appointed as a director of the Company in December, 1997. Mr. Tayne has been the President of Everede Tool Company, a manufacturer of industrial cutting tools, since January, 1992. Prior to that, Mr. Tayne was Executive Vice President of Unifin, a commercial finance company, since 1986. Mr.

Tayne received a Bachelor of Science degree from Tufts University and an MBA from Northwestern University.

Alfred J. Lescher, Controller. Mr. Lescher has been employed by the Company as Controller since February, 2002. He has been engaged in accounting since 1994 and has held accounting positions with several companies. He received a Bachelor of Science Degree in Finance from Arizona State University in 1988 and a Bachelor of Science in Accounting equivalency at DePaul University in 1993.

John H. Schwan and Howard W. Schwan are brothers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and with the NASDAQ Stock Market. Officers, directors and greater than ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of such forms furnished to the Company, or written representations that no Form 5's were required, the Company believes that during calendar year 2001, all Section 16(a) filing requirements applicable to the officers, directors and ten-percent beneficial shareholders were complied with.

Item No. 10 Executive Compensatio

Executive Compensation

The following table sets forth certain information with respect to the compensation paid or accrued by the Company to its President, Chief Executive Officer and any other officer who received compensation in excess of $100,000 ("Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation Salary ($)	Annual Compensation Other Annual Compensation	Long Term Compensation Securities Underlying Options	All Other Compensation ($)
Howard W. Schwan	2001	$150,000	$ 5,000	---	$1,765(7)
President	2000	$135,000	$ 9,719(1)	20,000(2)	$1,650(7)
	1999	$129,900	$ 13,675(1)	---	$1,650(7)
Stephen M. Merrick	2001	$ 81,750	---	---	----
Executive	2000	$ 75,000	----	20,000(3)	----
Vice-President	1999	$ 53,750	----	---	----
Mark Van Dyke Senior Vice President	2001	$ 45,900	—	20,000(4)	---
Brent Anderson Vice President of Manufacturing	2001	$ 82,700	---	15,000(5)	---
Samuel Komar Vice President	2001	$ 85,000	---	10,000(6)	---

(1) Perquisites include country club membership of $7,360 in 1999 and $3,950 in 2000.

(2) Stock options to purchase up to 20,000 shares of the Company's Common Stock at $2.25 per share.

(3) Stock options to purchase up to 20,000 shares of the Company's Common Stock at $2.475 per share.

(4) Stock options to purchase up to 20,000 shares of the Company's Common Stock at $1.75 per share.

(5) Stock options to purchase up to 15,000 shares of the Company's Common Stock at $1.75 per share.

(6) Stock options to purchase up to 10,000 shares of the Company's Common Stock at $1.75 per share

(7) Company contribution to the Company 401(k) Plan as pre-tax salary deferral.

Certain Named Executive Officers have received warrants to purchase Common Stock of the Company in connection with their guarantee of certain bank loans secured by the Company and in connection with their participation in a private offering of notes and warrants conducted by the Company. See Item No. 12. The following stock option grants were made to certain of the Company's executive officers in the fiscal year ending December 31, 2001.

Option Grants in Last Fiscal Year
Individual Grants

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/share)	Expiration Date
Mark Van Dyke	20,000	22.2%	$1.75	12/27/2011
Brent Anderson	15,000	16%	$1.75	12/27/2011
Samuel Komar	10,000	11.1%	$1.75	12/27/2011

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Year End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End ($) Exercisable/Unexercisable
John H. Schwan	0	0	33,333/0	$0/0(1)
Stephen M. Merrick	0	0	33,333/0	$0/0(1)
Mark Van Dyke	0	0	20,000/0	$0.0(1)
Howard W. Schwan	0	0	33,333/0	$0/0(1)
Samuel Komar	300	0	27,700/0	$0/0(1)
Brent Anderson	0	0	26,000/0	$0/0(1)

(1) The value of unexercised in-the-money options is based on the difference between the exercise price and the fair market value of the Company's Common Stock on December 31, 2001.

Employment Agreements

In June, 1997, the Company entered into an Employment Agreement with Howard W. Schwan as President, which provides for an annual salary of not less than $135,000. The term of the Agreement is through June 30, 2002. The Agreement contains covenants of Mr. Schwan with respect to the use of the Company's confidential information, establishes the Company's right to inventions created by Mr. Schwan during the term of his employment, and includes a covenant of Mr. Schwan not to compete with the Company for a period of three years after the date of termination of the Agreement.

Director Compensation

John Schwan was compensated in the amount of $74,500 in fiscal 2001 for his services as Chairman of the Board of Directors. Except for John Schwan, directors received no cash compensation for their services as directors.

Item No. 11 Security Ownership of Certain Beneficial Owners and Management

Principal Stockholders

The following table sets forth certain information with respect to the beneficial ownership of the Company's capital stock, as of March 25, 2002 by (i) each stockholder who is known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock or Class B Common Stock, (ii) each director and executive officer of the Company who owns any shares of Common Stock or Class B Common Stock, and (iii) all executive officers and directors as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the shares listed below have sole investment and voting power with respect to such shares.

Names and Address[1]	Shares of Class B Common Stock Beneficially Owned[2][3]	Shares of Common Stock Beneficially Owned[2]	Percent of Common Stock
John H. Schwan	109,890	369,354[4]	37.5[5]
Stephen M. Merrick	73,260	329,429[6]	33.8[5]
Howard W. Schwan	54,945	91,463[7]	14.9[5]
Brent Anderson	--	30,700[8]	3.5[5]
Samuel Komar	--	20,900[9]	2.4[5]
Mark Van Dyke	--	20,000[10]	2.3[5]
Stanley M. Brown 747 Glenn Avenue Wheeling, Illinois 60090	--	6,952[11]	*
Bret Tayne 6834 N. Kostner Avenue Lincolnwood, Illinois 60712	--	5,837[12]	*
Michael Schrimmer 1161 Lake Cook Road Suite B Deerfield, Illinois 60015	--	102,000	12.1
Frances Ann Rohlen c/o Cheshire Partners 1504 N. Wells Street Chicago, Illinois 60610	91,575	51,170	15.3[5]
Philip W. Colburn	36,630	37,884[13]	8.5[5]
All directors and executive officers as a group (8 persons)	238,095	874,635	47.2[5]

* less than one percent

(1) Except as otherwise indicated, the address of each stockholder listed above is c/o CTI Industries Corporation, 22160 North Pepper Road, Barrington, Illinois 60010.

(2) A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date set forth above through the exercise of any option, warrant or right. Shares of Common Stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, warrants or rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(footnotes continued on next page)

(3) Figures below represent all Class B Common Stock outstanding. Beneficial ownership of shares of Class B Common Stock for Messrs. Merrick, John Schwan, Howard Schwan and Ms. Rohlen include indirect ownership of such shares through CTI Investors, L.L.C. See "Certain Transactions."

(4) Includes warrants to purchase up to 20,641 shares of Common Stock at $2.73 per share, warrants to purchase up to 207,346 shares of Common Stock at $1.688 per share, warrants to purchase up to 66,666 shares of Common Stock at $1.78 per share, options to purchase up to 13,333 shares of Common Stock at $8.25 per share granted under the Company's 1997 Stock Option Plan and options to purchase up to 20,000 shares of Common Stock at $2.475 per share granted under the Company's 1999 Stock Option Plan.

(5) Assumes conversion of all shares of Class B Common Stock owned by the named person or collective into shares of Common Stock and the exercise of all warrants and options owned by the named person or collective into shares of Common Stock.

(6) Includes warrants to purchase up to 24,176 shares of Common Stock at $2.73 per share, warrants to purchase up to 186,612 shares of Common Stock at $1.688 per share, warrants to purchase up to 33,334 shares of Common Stock at $1.78 per share, options to purchase up to 13,333 shares of Common Stock at $8.25 per share granted under the Company's 1997 Stock Option Plan and options to purchase up to 20,000 shares of Common Stock at $2.475 per share granted under the Company's 1999 Stock Option Plan.

(7) Includes warrants to purchase up to 25,641 shares of Common Stock at $2.73 per share, warrants to purchase up to 29,621 shares of Common Stock at $1.688 per share, options to purchase up to 13,333 shares of Common Stock at $7.50 per share granted under the Company's 1997 Stock Option Plan and options to purchase up to 20,000 shares of Common Stock at $2.25 per share granted under the Company's 1999 Stock Option Plan.

(8) Includes options to purchase up to 4,000 shares of Common Stock at $7.50 per share granted under the Company's 1997 Stock Option Plan, options to purchase up to 7,000 shares of Common Stock at $2.25 per share granted under the Company's 1999 Stock Option Plan and options to purchase up to 15,000 shares of Common Stock at $1.75 per share, granted under the Company's 2001 Stock Option Plan.

(9) Includes options to purchase up to 4,000 shares of Common Stock at $7.00 per share granted under the Company's 1997 Stock Option Plan, options to purchase up to 6,700 shares of Common Stock at $2.25 per share granted under the Company's 1999 Stock Option Plan, options to purchase up to 10,000 shares of Common Stock at $1.75 per share granted under the Company's 2001 Stock Option Plan, and 200 shares of Common Stock held by immediate family members.

(footnotes continued on next page)

(10) Includes options to purchase up to 20,000 shares of Common Stock at $1.75 per share granted under the Company's 2001 Stock Option Plan.

(11) Includes options to purchase up to 1,667 shares of Common Stock at $7.50 per share and options to purchase up to 1,667 shares of Common Stock at $12.00 per share, both granted under the Company's 1997 Stock Option Plan, and options to purchase up to 3,000 shares of Common Stock at $2.25 per share granted under the Company's 1999 Stock Option Plan.

(12) Includes options to purchase up to 1,667 shares of Common Stock at $7.50 per share granted under the Company's 1997 Stock Option Plan and options to purchase up to 3,000 shares of Common Stock at $2.25 per share granted under the Company's 1999 Stock Option Plan.

(13) Includes shares held by immediate family members.

Item No. 12 Certain Relationships and Related Transactions

Certain Transactions

In March and May of 1996, a group of investors made an equity investment of $1,000,000 in the Company in return for 366,300 shares of Preferred Stock, $2.73 par value. Each share of Preferred Stock was entitled to an annual cumulative dividend of 13% of the purchase price, and was convertible into one share of Common Stock. The shares of Preferred Stock, voting separately as a class, were entitled to elect four of the Company's directors. CTI Investors, L.L.C., an Illinois limited liability company, invested $900,000 in the shares of Preferred Stock. Members of CTI Investors, L.L.C include Howard W. Schwan, John H. Schwan and Stephen M. Merrick, members of management, and Frances Ann Rohlen.

In December, 1996, Howard W. Schwan, John H. Schwan and Stephen M. Merrick were each issued warrants to purchase 25,641 shares of the Company's Common Stock at an exercise price of $2.73 per share in consideration of their facilitating and guaranteeing a bank loan to the Company in the amount of $6.3 million. The warrants have a term of six years. In July, 1998, John H. Schwan and Stephen M. Merrick exercised 5,000 and 1,465 of these warrants, respectively.

In June, 1997, the Company issued in a private placement notes in the principal amount of $865,000, together with warrants to purchase up to 92,415 shares of the Company's Common Stock at an exercise price of $9.36 per share. The warrants had a term of five years. Howard W. Schwan, John H. Schwan, Stephen M. Merrick and John C. Davis, members of management, purchased $50,000, $350,000 and $315,000 and $150,000, respectively, of the notes and warrants. Mr. John Schwan and Mr. Merrick applied advances of $200,000 each, made to the Company in January, 1997, toward the purchase of the notes and warrants.

In June, 1999, Mr. Davis' June, 1997, $150,000 Note was cancelled, and reissued in the same principal amount with a new maturity date of February 28, 2001. Mr. Davis'

June, 1997, warrant to purchase up to 16,026 shares of the Company's Common Stock at an exercise price of $9.36 per share was cancelled in September, 1999, and a new warrant to purchase up to 16,026 shares of the Company's Common Stock at an exercise price of $1.688 per share, with an expiration date of June 30, 2003 was issued in its place. Mr. Davis' June, 1999, note was paid in full by the Company in February, 2001.

In June, 1999, the June, 1997, $50,000 $350,000 and $315,000 notes of Messrs. H. Schwan, J. Schwan and Merrick, respectively came due. On November 9, 1999, new notes in the same principal amounts were issued to these persons, in payment and replacement of the prior notes, with maturity dates for each of November 9, 2001. As of that date, each payee under the Notes had executed a consent to extend the maturity on the Notes to March 1, 2004. In November, 1999, the June, 1997, warrants of Messrs. H. Schwan, J. Schwan and Merrick to purchase up to (respectively) 5,342, 37,393 and 33,653 shares of the Company's Common Stock at an exercise price of $9.36 per share were cancelled. At that time, new warrants to purchase up to 29,621, 207,346, and 186,612 shares of the Company's Common Stock at an exercise price of $1.688 per share were issued to Messrs. H. Schwan, J. Schwan and Merrick, respectively. These warrants expire on November 9, 2002.

In July, 2001, the Company issued warrants to purchase up to 66,666 shares of the Company's Common Stock to John H. Schwan and 33,334 shares of the Company's Common Stock to Stephen M. Merrick. The warrants were issued in consideration of Mr. Schwan and Mr. Merrick guaranteeing and securing loans to the Company in the aggregate amount of approximately $1,600,000.00. The warrants are exercisable for a period of five years at the price of $1.78 per share.

Stephen M. Merrick, Executive Vice President of the Company, is a principal of the law firm of Merrick & Klimek, P.C., which serves as general counsel of the Company. In addition, Mr. Merrick is a principal stockholder of the Company. Other principals of the firm of Merrick & Klimek, P.C. own less than 1% of the Company's outstanding Common Stock. Legal fees incurred from the firm of Merrick & Klimek, P.C. for the fiscal years ended December 31, 2000 and December 31, 2001 were $124,000 and $121,000, respectively. Mr. Merrick is also an officer and director of Reliv International, Inc. (NASDAQ-RELV).

John H. Schwan is President of Packaging Systems, L.L.C. and affiliated companies. The Company made purchases of packaging materials from these entities in the amount of $235,000 and $143,000 during each of the years ended December 31, 2000, and December 31, 2001, respectively.

The Company believes that each of the transactions set forth above were entered into, and any future related party transactions will be entered into, on terms as fair as those obtainable from independent third parties. All related party transactions must be approved by a majority of disinterested directors.

Item No. 13 Exhibits and Reports on Form 8-K

Exhibits

Exhibit Number	Description
* 3.1	Third Restated Certificate of Incorporation of CTI Industries Corporation
** 3.2	By-laws of CTI Industries Corporation
** 4.1	Form of Certificate for Common Stock of CTI Industries Corporation
***10.1	CTI Industries Corporation Stock Option Plan
** 10.2	Employment Agreement dated April 29, 1996 between CTI Industries Corporation and John C. Davis
** 10.3	Stock Redemption Agreement dated March 1, 1996 between CTI Industries Corporation and John C. Davis
** 10.4	Agreement dated June 27, 1997 between CTI Industries Corporation and John C. Davis
**10.6	Form of Warrant dated December 3, 1996 to purchase shares of Common Stock
**10.7	Form of Subscription Agreement dated March, 1996, for purchase of Preferred Stock
**10.8	Form of Subscription Agreement dated June 20, 1997 for promissory notes and warrants to purchase shares of Common Stock
**10.9	Employment Agreement dated June 30, 1997, between CTI Industries Corporation and Howard W. Schwan
**10.10	Joint Venture Agreement dated September 16, 1996, between CTI Industries Corporation and Pulidos & Terminados Finos S.A. de C.V.
**10.11	Agreement for purchase of assets dated September 8, 1995, between CTI Industries Corporation and Pulidos & Terminados Finos S.A. de C.V.
**10.12	Amendment dated May 24, 1996, to Agreement for purchase of assets between CTI Industries Corporation and Pulidos & Terminados Finos S.A. de C.V.
****10.13	Form of Agreement dated July 14, 1997 between CTI Industries Corporation and Pulidos & Terminados Finos S.A. de C.V.
10.14	Loan and Security Agreement dated January 12, 2001, between the Company and Congress Financial Corporation (Central)
10.15	Term Note in the sum of $1,426,000 dated January 12, 2001 made by CTI Industries Corporation to Congress Financial Corporation (Central)
10.16	Mortgage dated January 12, 2001 for the benefit of Banco Popular, N.A.
10.17	Secured Promissory Note in the sum of $2,700,000 dated December 15, 2000 made by CTI Industries Corporation to Banco Popular, N.A.
10.18	Secured Promissory Note in the sum of $173,000 dated December 15, 2000, made by CTI Industries Corporation to Banco Popular, N.A.
10.19	Guaranties dated January 12, 2001, by Stephen M. Merrick and John H. Schwan for benefit of Congress Financial Corporation (Central)
10.20	Guaranties dated January 12, 2001, by John H. Schwan, Stephen M. Merrick and Howard W. Schwan for the benefit of Banco Popular, N.A.

Exhibit Number	Description
**10.21	Form of Financial Advisory and Consulting Agreement
*****10.22	Subscription and Loan Agreement dated January 26, 1998, between CTI Industries Corporation and Pulidos & Terminados Finos S.A. de C.V.
10.23	Consent of Independent Auditors
11.1	Computation of Earnings Per Share - Annual
21	Subsidiaries (incorporate description in Form 10-KSB under Item No. 1)
27	Financial Data Schedule

* Incorporated by reference to Exhibit A contained in Registrant's Schedule 14A Definitive Proxy Statement for solicitation of written consent of shareholders, as filed with the Commission on October 25, 1999.

** Incorporated by reference to Exhibits, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997.

*** Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on March 26, 1999.

**** Incorporated by reference to Exhibits contained in Registrant's Form 10KSB Annual Report, for the fiscal year ended October 31, 1998.

***** Incorporated by reference to Exhibit contained in Registrant's Form 10 KSB Annual Report, for year ended October 31, 1997.

Reports on Form 8-K

The Company did not file a report on Form 8-K during the last quarter of fiscal 2001.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act the Registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized on April 16, 2002.

CTI INDUSTRIES CORPORATION

By: /s/ Howard W. Schwan
Howard W. Schwan, President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Howard W. Schwan Howard W. Schwan	President and Director	April 16, 2002
/s/ John H. Schwan John H. Schwan	Chairman and Director	April 16, 2002
/s/ Stephen M. Merrick Stephen M. Merrick	Executive Vice President, Secretary, Chief Financial Officer and Director	April 16, 2002
/s/ Stanley M. Brown Stanley M. Brown	Director	April 16, 2002
/s/ Bret Tayne Bret Tayne	Director	April 16, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of CTI Industries Corporation

We have audited the accompanying consolidated balance sheets of CTI Industries Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTI Industries Corporation and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton, LLP

Chicago, Illinois
April 10, 2002

CTI Industries Corporation and Subsidiaries
Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash	$ 110,488	$ 392,534
Accounts receivable (less allowance for doubtful accounts of $375,755 and $312,572 at December 31, 2001 and December 31, 2000, respectively)	4,385,050	2,573,577
Inventories	8,458,421	7,060,996
Deferred tax assets	290,816	65,700
Other	898,130	659,371
Total current assets	14,142,905	10,752,178
Property and equipment:		
Machinery and equipment	14,635,962	13,472,187
Building	2,398,039	2,370,644
Office furniture and equipment	1,731,848	1,652,823
Land	250,000	250,000
Leasehold improvements	161,885	161,885
Fixtures and equipment at customer locations	2,206,096	2,202,743
Projects under construction	316,230	405,748
	21,700,060	20,516,030
Less : accumulated depreciation and amortization	(13,000,561)	11,342,792
Total property and equipment, net	8,699,499	9,173,238
Other assets:		
Deferred financing costs, net	82,653	11,412
Goodwill associated with acquisition of CTI Mexico, net	1,113,108	1,199,771
Deferred tax assets	361,567	812,591
Other assets	264,493	269,600
Total other assets	1,821,821	2,293,374
TOTAL ASSETS	$ 24,664,225	$ 22,218,790

The accompanying notes are an integral part of these financial statements

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2001	December 31, 2000
Current liabilities:		
Accounts payable	$ 5,492,488	$ 5,045,773
Line of credit	5,697,717	3,609,541
Notes payable - current portion	318,443	4,176,934
Accrued liabilities	1,608,071	1,781,984
Total current liabilities	13,116,719	14,614,232
Long-term liabilities:		
Other liabilities	2,535,826	802,596
Notes payable-net of current portion	3,682,137	1,301,022
Subordinated debt	486,640	496,640
Total long-term liabilities	6,704,603	2,600,258
Commitments and Contingencies	0	0
Minority interest	180,830	238,787
Stockholders' equity:		
Common stock - no par value with a stated par value of $.195, 5,000,000 shares authorized, 966,327 shares issued, 841,644 shares outstanding	188,434	188,434
Class B Common stock - no par value with a stated par value of $2.73, 500,000 shares authorized, 366,300 shares issued and outstanding	1,000,000	1,000,000
Paid-in-capital	5,554,332	5,554,332
Warrants issued in connection with subordinated debt	228,360	228,360
Accumulated deficit	(1,559,206)	(1,526,829)
Accumulated other comprehensive earnings	(118,007)	(42,244)
Less:		
Treasury stock - 124,683 shares	(575,384)	(575,384)
Stock subscription receivable	0	(4,700)
Notes receivable from stockholders	(56,456)	(56,456)
Total stockholders' equity	4,662,073	4,765,513
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 24,664,225	$ 22,218,790

The accompanying notes are an integral part of these financial statements

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Operations

	Year Ended December 31, 2001	Year Ended December 31, 2000
Net Sales	$ 27,446,494	$ 22,978,117
Cost of Sales	19,835,066	16,374,720
Gross profit on sales	7,611,428	6,603,397
Operating expenses:		
Administrative	3,468,389	3,584,516
Selling	1,760,138	1,839,906
Advertising and marketing	1,132,977	965,981
Total operating expenses	6,361,504	6,390,403
Income from operations	1,249,924	212,994
Other income (expense):		
Interest expense	(1,000,949)	(1,099,194)
Interest income	6,160	14,238
(Loss) gain on sale of assets	(6,816)	30,046
Other	(62,100)	(14,977)
Total other income (expense)	(1,063,705)	(1,069,887)
Income (loss) before income taxes and minority interest	186,219	(856,893)
Income tax expense	276,553	106,910
Loss before minority interest	(90,333)	(963,803)
Minority interest in loss of subsidiary	57,957	86,843
Net Loss	$ (32,377)	$ (876,960)
Basic loss per common and common equivalent shares	$ (0.03)	$ (0.73)
Diluted loss per common and common equivalent shares	$ (0.03)	$ (0.73)
Weighted average number of shares and equivalent shares of common stock outstanding:		
Basic	1,207,944	1,207,944
Diluted	1,207,944	1,207,944

The accompanying notes are an integral part of these financial statements

CTI Industries Corporation and Subsidiaries
Consolidated Statement of Stockholders' Equity

	Common Stock		Class B Common Stock		Paid-in	Warrants issued in connection with	Retained	Accumulated Other Comprehensive	Treasury Stock		Less Redeemable	Stock	Notes Recvble	
	Shares	Amount	Shares	Amount	Capital	subordinated debt	Earnings	Earnings	Shares	Amount	Common Stock	Sub Recvble	Shareholders	TOTAL
Balance, January 1, 2000	966,327	$ 188,434	366,300	$ 1,000,000	$ 5,554,332	$ -	$ (649,869)	$ (14,247)	124,683	$ (575,384)	$ 413,406	$ 4,700	$ (56,456)	$ 5,028,704
Expiration of stock redemption period											$ (413,406)			$ 413,406
Warrants issued in connection with subordinated debt						$ 228,360								$ 228,360
Net loss							$ (876,960)							$ (876,960)
Other comprehensive income Foreign currency translation								$ (27,997)						$ (27,997)
Total comprehensive loss														$ (904,957)
Balance, December 31, 2000	966,327	$ 188,434	366,300	$ 1,000,000	$ 5,554,332	$ 228,360	$ (1,526,829)	$ (42,244)	124,683	$ (575,384)		$ 4,700	$ (56,456)	$ 4,765,513
Expiration of stock redemption period												$ (4,700)		$ 4,700
Net loss							$ (32,377)							$ (32,377)
Other comprehensive income Foreign currency translation								$ (75,763)						$ (75,763)
Total comprehensive loss														$ (108,140)
Balance, December 31, 2001	966,327	$ 188,434	366,300	$ 1,000,000	$ 5,554,332	$ 228,360	$ (1,559,206)	$ (118,007)	124,683	$ (575,384)	$ -	$ -	$ (56,456)	$ 4,662,073

The accompanying notes are an integral part of this financial statement.

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31, 2001	Year ended December 31, 2000
Cash flows from operating activities:		
Net loss	$ (32,377)	$ (876,960)
Adjustment to reconcile net loss to cash (used in)	0	0
provided by operating activities:	0	0
Depreciation and amortization	1,665,758	1,751,318
Equity in loss of subsidiary and joint venture	0	0
Minority interest in loss of subsidiary	(57,957)	(86,843)
Amortization of deferred gain on sale/leaseback	(30,046)	(30,046)
Provision for losses on accounts receivable & inventory	240,000	317,856
Deferred income taxes	225,908	21,933
Change in assets and liabilities:	0	0
Accounts receivable	(1,859,791)	1,455,886
Inventory	(1,832,182)	(707,564)
Other assets	132,809	31,906
Accounts payable accrued expenses and other	2,000,348	(430,466)
Net cash provided by operating activities	452,470	1,447,020
Cash flows from investing activities:		
Purchases of property and equipment	(1,002,136)	(636,917)
Purchase additional interest in CTI Mexico	0	(109,547)
Net cash used in investing activities	(1,002,136)	(746,464)
Cash flows from financing activities:		
Net change in revolving line of credit	2,088,176	(239,662)
Proceeds from issuance of long-term debt	4,299,000	0
Proceeds from issuance of short-term debt	0	1,470,000
Repayment of long-term debt	(5,604,248)	(970,493)
Repayment of short-term debt	(500,000)	(554,973)
Repayment of subordinated debt	(10,000)	(115,000)
Net cash provided by (used in) financing activities	272,928	(410,128)
Effect of exchange rate changes on cash	(5,308)	(27,997)
Net (decrease) increase in cash	(282,046)	262,431
Cash and Cash Equivalents at Beginning of Period	392,534	130,103
Cash and Cash Equivalents at End of Period	$ 110,488	$ 392,534
Supplemental Disclosure:		
cash paid on interest	open	$ 1,079,548

1. Nature of Operations

CTI Industries Corporation (the "Company"), its United Kingdom subsidiary (CTI Balloons Limited), and Mexican subsidiaries (CTI Mexico Corporation, S.A. de C.V. and CTF International S.A. de C.V.) (i) design, manufacture and distribute balloon products throughout the world and (ii) operates systems for the production, lamination, coating and printing of films used for food packaging and other commercial uses and for conversion of films to flexible packaging containers and other products.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of CTI Industries Corporation, its wholly owned subsidiaries CTI Balloons Limited and CTF International S.A. de C.V., and its majority owned subsidiary CTI Mexico Corporation, S.A. de C.V. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Foreign Currency Translation

The financial statements of foreign operations are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52. Accordingly, all assets and liabilities are translated at current rates of exchange, and operating transactions are translated at weighted average rates during the year. The translation gains and losses, to the extent material, are accumulated as a separate component of stockholders' equity.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits and short term investments purchased with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximates costing determined on a first-in, first-out basis.

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation and amortization is computed using the straight-line and declining-balance methods over estimated useful lives of the related assets. The estimated useful lives range as follows:

Building	25 - 30 years
Machinery and equipment	3 - 15 years
Office furniture and equipment	5 - 8 years
Leasehold improvements	5 - 8 years
Furniture & equipment at customer locations	2 - 3 years

2. Summary of Significant Accounting Policies, continued

Depreciation and amortization expense was $1,649,437 for the year ended December 31, 2000, and $1,524,913 for the year ended December 31, 2001.

Deferred Financing Costs

Year end 2000 deferred financing costs consist of unamortized financing costs incurred in connection with the refinancing of long-term debt during fiscal 1996 and year end 2001 deferred financing costs consist of the subsequent refinancing of long-term debt in January of 2001. These costs are being amortized on a straight-line basis over the term of the loans. Amortization expense was $15,217 for the year ended December 31, 2000 and $54,181 for the year ended December 31, 2001.

Fair Value of Financial Instruments

The fair value of financial instruments are not materially different from their carrying values.

Income Taxes

Income taxes are accounted for as prescribed in SFAS No. 109 - Accounting for Income Taxes. Under the asset and liability method, the Company recognizes the amount of income taxes currently payable and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years these temporary differences are expected to be recovered or settled.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise from non-stockholder transactions impacting stockholders' equity which are not included in the statement of income and are reported as a separate component of equity. For all periods presented, other comprehensive income includes only one component, which is the change in the foreign currency translation adjustment.

Revenue Recognition

The Company recognizes revenue using the accrual method of accounting when title transfers upon shipment.

Shipping and Handling Fees and Costs

In September 2000, the Emerging Issues Task Force ("EITF") released Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs". The Issue requires that shipping and handling costs be classified as costs of goods sold, and shipping and handling fees billed to customers be classified as revenues. Previously, the Company had netted its revenues from shipping and handling fees billed to customers against the related costs, and included the net amount as a component of cost of goods sold.

2. Summary of Significant Accounting Policies, continued

Effective for the year ended December 31, 2000, the Company has reclassified all shipping and handling fees billed to customers from cost of goods sold to net sales for all periods presented.

Concentration of Credit Risk

Concentration of credit risk with respect to trade accounts receivable is generally limited due to the number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations and provides an allowance for potential credit losses against the portion of accounts receivable which is estimated to be un-collectible. Such losses have historically been within management's expectations. For the year ended December 31, 2001, the Company had two customers that accounted for approximately 23% and 14%, respectively, of consolidated net sales. Corresponding percentages of consolidated net sales generated by these customers for the year ended December 31, 2000, were approximately 19.7% and 7.8%, respectively. At December 31, 2001, the outstanding accounts receivable balances due from these two customers were $1,149,856 and $932,707, respectively. At December 31, 2000, the outstanding accounts receivable balances due from these two customers were $1,045,965 and $219,243.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

Effective for the fiscal year ending October 31, 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". The pronouncement encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on new fair value accounting rules. The Company did not adopt the new fair value accounting, but instead chose to comply with the disclosure requirements of SFAS No. 123. Accordingly, the adoption of SFAS No. 123 did not have a material impact on the Company's financial statements.

Impairment of Long-Lived Assets and Goodwill

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company assesses the impairment of its long-lived assets, including goodwill and property, plant and equipment, whenever economic events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Long-lived assets are considered to be impaired when the sum of the expected future cash flows, undiscounted and without interest charges, is less than the carrying amounts of the related assets.

Goodwill is amortized over a fifteen year period. Amortization expense of goodwill for the years ended December 31, 2000 and 2001 was $86,663.

New Accounting Pronouncement

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS 142 "Goodwill and Other Intangible Assets." SFAS 141 is effective for fiscal years beginning after December 15, 2001; however certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS No. 142. Major provisions and their effective dates are as follows:

- All business combinations initiated after June 30, 2001 must use the purchase method of accounting.
- Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented, or exchanged, either individually or as part of a related contract, asset or liability.
- Goodwill and other intangible assets with indefinite lives, acquired after June 30, 2001 are not amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
- Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicated.
- All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

The adoption of Statement of Financial Accounting Standard No. 141 "Business Combinations" should have no material effect on the Company.

The adoption of Statement of Financial Accounting Standard 142 "Goodwill and other Intangible Assets" should have no material effect on the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial, accounting and reporting for the impairment or disposal of long-lived assets. This Statement supercedes SFAS No. 121 "Accounting for Impairment of Long-Lived Assets" and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provision of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions," for the disposal of a segment of a business. The Company plans to adopt SFAS No. 144 at January 1, 2002, and should not have a material effect on its results of operations or financial positions.

3. Inventory

Inventory is comprised of the following:

	December 31, 2001	December 31, 2000
Raw materials	$ 728,344	$ 693,166
Work in process	2,302,440	975,360
Finished goods	5,427,637	5,392,470
Total inventory	$ 8,458,421	$ 7,060,996

4. Line of Credit

In January 2001, the Company entered into a Loan and Security Agreement with a lender under which the lender has provided the Company with a credit facility in the amount of $9,500,000, collateralized by equipment, inventory, receivables, and other assets of the Company. The credit facility includes a term loan in the initial amount of $1,426,000, at an interest rate of prime plus 0.75%, and a revolving line of credit at an interest rate of prime plus 0.50%, the amount of which is based on advances of up to 85% of eligible receivables and 50% of the value of the Company's inventory. The credit facility is secured by substantially all assets of the Company. The term of this credit facility is for a period of three years, which may be extended by either party for an additional year. As of December 31, 2001, the balance outstanding was $5,697,717 while $847,920 was available to the Company to be borrowed under the revolving line of credit.

5. Subordinated Debt

In November, 1999, the Company received $715,000 from certain shareholders in exchange for (a) two year 10% subordinated notes, and (b) three year warrants to purchase 423,579 common shares at $1.69 per share. The cash proceeds were allocated to the note and warrants based upon the relative fair value of the securities issued. The value of the warrants was$228,360 calculated using the Black Scholes option pricing formula. The $715,000 proceeds were allocated to subordinated notes in the amount of $486,640 and warrants issued in connection with subordinated debt, within stockholders' equity of $228,360 based upon the relative fair values.

In November 2001, the subordinated notes maturity dates were extended to March 1, 2004.

CTI Industries Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

6. Notes Payable

Notes Payable consists of:

	December 31, 2001	December 31 2000
Term Loan, payable in monthly installments of $19,805 plus interest at prime plus 0.75% due February 1, 2004. Collateralized by all assets of the Company.	$1,208,145	$ -
Term Loan, payable in monthly installments of $24,060 including interest at 9.75% due January 5, 2006. Collateralized by all assets of the Company.	2,671,546	-
Term Loan, payable in monthly installments of $5,582 including interest at 10.00% due January 5, 2004. Collateralized by all assets of the Company	120,889	-
Term Loan, payable in monthly installments of $43,979 including interest at 8.25% due May, 2002. Collateralized by all assets of the Company.	-	702,837
Term Loan, payable in monthly installments of $19,617 including interest at 8.25% due February, 2004. Collateralized by all assets of the Company.	-	1,959,525
Term Loan, payable in monthly installments of $46,195 including interest at 8.25% due February, 2004. Collateralized by all assets of the Company.	-	1,482,291
Single payment note due January 31, 2001. Interest at prime rate. Unsecured.	-	250,000
Single payment notes payable to an officer/shareholder. Interest at 9%, payable on demand. Unsecured.	-	350,000
Single payment notes payable to an officer/shareholder. Interest at 9%, payable on demand. Unsecured.	-	370,000
Installment Loan, payable in monthly installments of $3,633 including interest at 8.25% due May, 2001. Collateralized by equipment.	-	11,137
Single payment note due September, 2003 Interest at 26%. Unsecured.	-	51,071
Note payable on demand. Interest at 48%. Unsecured. Interest payable monthly.	-	83,440
Note payable on demand. Interest at 48%. Unsecured. Interest payable monthly.	-	125,160
Term Loan, payable in monthly installments of $3,854 plus interest at 4% over the CTP rate(20.25% at Dec. 31,2000), due December, 2002. Unsecured.	-	92,495
Total	$4,000,580	$5,477,956
Less current portion	318,443	4,176,934
Total long-term debt	$3,682,137	$1,301,022

Future Minimum principal payments for amounts outstanding under these long-term debt agreements are as follows for the years ending December 31, 2001:

Year	Amount
2002	318,443
2003	338,482
2004	770,108
2005	39,541
2006	2,534,006
	$ 4,000,580

The agreements impose limitations on the Company with respect to dividends and also contain a clause allowing for the subjective acceleration of amounts due under the loan agreements in the event of material adverse changes.

7. Stock Redemption

In March 1996, the Company entered into a Stock Redemption agreement with a shareholder which was subsequently amended June 27, 1997. Under the amended Stock Redemption Agreement, the Company has the right but not the obligation to redeem up to 111,111 shares of Common Stock owned by the shareholder at the price of $5.85 per share at any time through January 31, 1998. Commencing March 1, 1998 through February 28, 2000, the Company is obligated to redeem shares at $5.85 per share. The number of shares required to be redeemed quarterly is based on the sum of (i) an amount equal to 2% of the Company's pretax profits each fiscal quarter (beginning with the quarter ended February 28, 1998) and (ii) an amount equal to 2% (but not to exceed $3,000) of the amount that latex and metalized balloon revenues exceed $1.3 million in any month. The company also has the right to redeem additional shares of Common Stock from the shareholder during this period at $5.85 per share, provided total number of shares subject to redemption under the Stock Redemption Agreement does not exceed 111,111. Redeemable Common Stock has been reflected as a liability with a contra equity account on the balance sheet. As of December 31, 2000, the obligation to redeem shares had expired, and 40,444 shares of Common Stock were redeemed under the Stock Redemption Agreement.

8. Income Taxes

The income tax provisions are comprised of the following:

	Dec. 31, 2001	Dec. 31, 2000
Current:		
Federal	$ -	$ -
State	-	-
Foreign	22,316	84,917
	22,316	84,917
Deferred:		
Federal	199,340	-
State	-	-
Foreign	54,897	21,993
	254,237	21,933
Total income tax provision	$276,553	$106,910

The components of the net deferred tax asset(liability)at December 31 are as follows:

	2001	2000
Deferred tax assets:		
Allowance for doubtful accounts	$ 141,915	$ 112,400
Inventory valuation	196,092	142,600
Accrued liabilities	192,870	167,900
Cash basis of foreign inventory purchases	(396,974)	(357,200)
Net operating loss carryforwards	1,760,106	1,910,300
Alternative minimum tax credit carryforwards	338,600	381,300
Total deferred tax assets	2,232,609	2,357,300
Deferred tax liabilities:		
Book over tax basis of capital assets	841,626	767,709
	1,390,983	1,589,591
Less: Valuation allowance	(738,600)	(711,300)
Net deferred tax asset	$ 652,383	$ 878,291

The Company maintains a valuation allowance with respect to deferred tax assets as a result of the uncertainty of ultimate realization. At December 31, 2001, the Company has net operating loss carryforwards of approximately $4,200,000, expiring in various years through 2021. In addition, the Company has approximately $381,000 and $338,600 of alternative minimum tax credits as of December 31, 2000 and 2001, respectively, which have no expiration date. Unremitted earnings of foreign subsidiaries have been indefinitely reinvested.

Income tax provisions differed from the taxes calculated at the statutory federal tax rate as follows:

	December 31, 2001	December 31, 2000
Taxes at statutory rate	$ 100,257	$ (291,300)
State income taxes	22,115	(41,300)
Increase in deferred tax Valuation allowance	27,300	214,900
Foreign tax on assets	-	42,700
Foreign taxes and other	126,881	181,910
Income tax provision	$ 276,553	$ 106,910

9. Research and Development

The Company conducts product development and research activities which includes (i) creative product development, (ii) creative marketing, and (iii) engineering development. During the year ended December 31, 2000, and the year ended December 31, 2001, the Company estimates that the total amount spent on research and development activities was approximately, $291,000 and $325,000, respectively.

10. Employee Benefit Plan

Effective January 1, 1993, the Company established a defined contribution plan for substantially all employees. The plan provides for the Company matching contributions on the first $300 of employee contributions with an additional bonus match of 1% of compensation for all participants who are employees on the last date of the plan year. Profit sharing contributions may also be made at the discretion of the Board of Directors. Employer contributions to the plan totaled $54,012 for the year ended December 31, 2000, and $57,160 for the year ended December 31, 2001.

11. Related Party Transactions

The Company obtains legal services from a law firm in which two shareholders of the law firm are also shareholders of the Company, and in which one shareholder of the law firm is both a director and a shareholder of the Company. Legal fees incurred with this firm were $124,308 for the year ended December 31, 2000 and $121,305 for the year ended December 31, 2001

In 1998, the Company advanced funds totaling $81,352 to officers of the Company. $56,456 of these funds were used to purchase common stock of the Company and is reflected as a contra equity account at December 31, 2000 and 2001.

In November 1999, the Company sold one of its buildings to a related party. See Note 14.

12. Investment in Subsidiary

On January 26, 1998, the Company and CTI Mexico Corporation S.A. de C.V. ("CTI Mexico") entered into an agreement under which (i) the Company subscribed for 45% of the outstanding capital stock of CTI Mexico for $800,000, (ii) the Company loaned to CTI Mexico $850,000 collateralized by certain latex balloon manufacturing equipment, and (iii) the 1995 equipment purchase agreement between the parties was cancelled with respect to two pieces of latex balloon manufacturing equipment, which were then leased to CTI Mexico. The purchase of the capital stock was effective February 1, 1998. The Company accounted for the investment using the equity method.

On November 12, 1999, the Company entered into an agreement to acquire additional shares of CTI Mexico, bringing the Company's Common Stock ownership to approximately 74%. The Company contributed to the capital of CTI Mexico certain outstanding indebtedness of CTI Mexico to the Company in the amount of $989,400, and certain equipment valued at $855,600, in exchange for capital stock of CTI Mexico. The acquisition resulted in the recording of goodwill in the amount of $1,216,704, which is being amortized over a period of 15 years. On March 8, 2000, the Company acquired an additional 2% interest in CTI Mexico. The new shares were purchased for $109,547, resulting in $83,250 of additional goodwill.

Amortization expense of goodwill for the year ended December 31, 2000 and December 31, 2001 was $86,664.

13. Commitments and Contingencies

Operating Leases

The Company entered into a 10-year lease agreement for office and warehouse facilities in November 1999. Approximately 50% of the facility is subleased through March 2002. The Company's United Kingdom subsidiary also maintains a lease for office and warehouse space which expires in 2019.

The Company leases office equipment under operating leases which expire on various dates between May 2003 and December 2006.

The net lease expense was $338,213 for the year ended December 31, 2000, and $269,643 for the year ended December 31, 2001.

The future aggregate minimum net lease payments under existing agreements as of December 31, 2001 as follows:

	Lease Payments	Sublease Income	Net
2002	$ 374,713	$ 49,800	$ 324,913
2003	365,390	-	365,390
2004	294,323	-	294,323
2005	285,257	-	285,257
2006	285,257	-	285,257
Thereafter	1,263,825	-	1,263,825

Licenses

The Company has certain merchandising license agreements which are of a one to two year duration that require royalty payments based upon the Company's net sales of the respective products. The agreements call for guaranteed minimum commitments that are determined on a calendar year basis. Future guaranteed commitments due, as computed on a pro rata basis, as of December 31, are as follows:

2002	$ 281,500
2003	$ 147,500

14. Sales/Leaseback of Building

In November, 1999, the Company sold its building located next to its headquarters in Barrington, Illinois for a gain of $300,467, and entered into an agreement to lease back the facility. The building is owned by an entity in which officers/shareholders of the Company have a controlling interest. The gain realized on the sale was deferred and is being recognized into income over the 10 years lease term.

15. Stock Options

On March 19, 1999, the Board of Directors approved for adoption, effective May 6, 1999, the 1999 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 133,333 shares of the Company's Common Stock. As of December 31, 2001, 124,500 options had been granted under the 1999 Stock Option Plan. The options are exercisable immediately upon grant, and have a term of ten years.

On April 12, 2001 the Board of Directors approved for adoption, effective December 27, 2001, the 2001 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to and an aggregate of 100,000 shares of the Company's Common Stock. As of December 31, 2001, 92,000 options had been granted under the 2001 Stock Option Plan. The options are exercisable immediately upon grant and have a term of ten years.

Under the Company's 1997 Stock Option Plan (effective July 1, 1997), a total of 100,000 shares of Common Stock are reserved for issuance under the Stock Option Plan. Options to purchase 83,000 shares of Common Stock have been granted as of October 31, 1998, and remain outstanding at December 31, 2001. The options are exercisable immediately upon grant and have a term of ten years. The Plan provides for the award of options, which may either be incentive stock options ("ISOs") within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code") or non-qualified options ("NQOs") which are not subject to special tax treatment under the Code. The Plan is administered by the Board or a committee appointed by the Board (the "Administrator"). Officers, directors, and employees of, and consultants to, the Company or any parent or subsidiary corporation selected by the Administrator are eligible to receive options under the Plan. Subject to certain restrictions, the Administrator is authorized to designate the number of shares to be covered by each award, the terms of the award, the date on which and the rates at which options or other awards may be exercised, the method of payment and other terms.

The exercise price for ISOs cannot be less than the fair market value of the stock subject to the option on the grant date (110% of such fair market value in the case of ISOs granted to a stockholder who owns more than 10% of the Company's Common Stock). The exercise price of a NQO shall be fixed by the Administrator at whatever price the Administrator may determine in good faith. Unless the Administrator determines otherwise, options generally have a 10-year term (or five years in the case of ISOs granted to a participant owning more than 10% of the total voting power of the Company's capital stock). Unless the Administrator provides otherwise, options terminate upon the termination of a participant's employment, except that the participant may exercise an option to the extent it was exercisable on the date of termination for a period of time after termination.

In September, 1998 the Company issued an option to purchase 10,000 shares of the Company's Common Stock at an exercise price of $7.50 per share to Thornhill Capital LLC in consideration for services. The option has a term of 10 years.

In December, 1996, certain members of company management were issued warrants to purchase 76,923 shares of the Company's Common Stock at an exercise price of $2.73 per share in consideration of their facilitating and guaranteeing a bank loan to the Company in the amount of $6.3 million. The warrants have a term of six years.

In June, 1997, the Company issued in a private placement notes in the principal amount of $865,000, together with warrants to purchase up to 92,415 shares of the Company's Common Stock at an exercise price of $9.36 per share. The warrants had a term of five years.

In September, 1999, warrants to purchase 16,026 shares of the Company's Common Stock at an exercise price of $9.36 per share were cancelled and reissued at an exercise price of $1.69 per share.

In November 1999, warrants issued in June 1997 to purchase up to 92,415 shares of the Company's Common Stock for $9.36 were cancelled. New warrants to purchase up to 423,579 shares of the Company's Common Stock at $1.688 were issued. The new warrants expire on November 9, 2002.

In July, 2001, certain members of company management were issued warrants to purchase 100,000 shares of the Company's Common Stock at an exercise price of $1.78 per share in consideration of their facilitating and guaranteeing and securing bank loans to the Company in the amount of $1.4 million and for advancing additional monies to the company that were repaid in 2001. The warrants have a term of five years.

The following is a summary of the activity in the Company's stock option plans and other options issued for the years ended December 31, 2000 and December 31, 2001.

	Dec. 31, 2000	Dec. 31, 2001
Outstanding, beginning of period	610,729	743,229
Granted	132,500	192,000
Exercised	-	-
Cancelled	-	(25,667)
Outstanding at the end of period	743,229	909,562
Weighted average exercise price per share	$ 2.72	$ 2.43
Exercisable at end of period	743,229	909,562

At December 31, 2001, available options to grant were 8,000.

The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", for its employee stock-based compensation programs. Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on new fair value accounting rules. Although expense recognition for employee stock based compensation is not mandatory, SFAS No. 123 requires companies that choose not to adopt the new fair value accounting to disclose pro-forma net income and earnings per share under the new method.

The Company recognizes compensation cost for stock-based compensation awards equal to the difference between the quoted market price of the stock at the date of grant or award and the price to be paid by the employee upon exercise in accordance with the provisions of APB No. 25. Based upon the terms of Company's current stock option plans, the stock price on the date of grant and price paid upon exercise are the same, thus no compensation charges is required to be recognized.

As allowed by SFAS No. 123, the Company will continue to apply the provisions of APB No. 25 in accounting for its stock-based employee compensation arrangements and will disclose pro forma net income and earnings per share information in its footnotes as if the fair value method suggested in SFAS No. 123 had been applied.

If compensation cost based on fair value method of the options had been used, the Company's net income and earnings per common share (EPS) would have been as follows for the years ended December 31:

		2000	2001
Net income (loss)	As reported	$ (877)	$ (32)
	Pro Forma	$ (1,025)	$ (104)
EPS	As reported	$ (0.73)	$ (0.03)
	Pro Forma	$ (0.85)	$ (0.09)

The pro forma effect of compensation cost based on the fair value method of the warrants issued in 2000 and 2001 was not significant.

The fair value of each option was estimated as of the date of the grant using the Black-Scholes option pricing model based on the following assumptions:

	2000	2001
Expected life (years)	10.0	7.5
Volatility	20%	20%
Risk-free interest rate	6.1%	4.5%
Dividend yield	-	-

The weighted average fair value of options granted during the years ending December 31, 2000 and December 31, 2001 was $1.12 and $.61 per share, respectively.

Significant option and warrant groups outstanding at December 31, 2000 and related weighted average price and remaining life information are as follows:

Grant Date	Outstanding	Exercisable	Exercise Price	Remaining Life (Years)
December 2001	92,000	92,000	$ 1.75	10
July 2001	100,000	100,000	$ 1.78	4
March 2000	124,500	124,500	$ 2.32	9
September 1998	78,000	78,000	$ 7.80	8
September 1997	5,000	5,000	$ 7.71	7
September 1999	16,026	16,026	$ 1.69	4
November 1999	423,579	423,579	$ 1.69	1
December 1996	70,457	70,457	$ 2.73	2

16. Stock Split

On November 4, 1999, a one-for-three reverse stock split became effective. As a result of the reverse stock split, every three shares of the Company's Common Stock were reclassified and changed into one share of the Company's Common Stock with a new par value of $.195 per share, and every three shares of the Company's Class B Common Stock were reclassified and changed into one share of the Company's Class B Common Stock, with a new par value of $2.73 per share.

The information presented in these financial statements has been restated to reflect the effect of the reverse split.

17. Earnings Per Share

Basic earnings per share is computed by dividing the income available to common shareholders, net earnings, less redeemable preferred stock dividends and redeemable common stock accretion, by the weighted average number of shares of common stock outstanding during each period.

Diluted earnings per share is computed by dividing the net earnings by the weighted average number of shares of common stock and common stock equivalents (redeemable common stock, stock options and warrants), unless anti-dilutive, during each period.

Earnings per share for the years ended December 31, 2000, and December 31, 2001 was computed as follows:

	Year ended December 31, 2000	Year Ended December 31, 2001
BASIC		
Average shares outstanding:		
Weighted average shares Outstanding during period	1,207,944	1,207,944
Earnings:		
Net loss	$ (876,960)	$ (32,377)
Amount for per share Computation	$ (876,960)	$ (32,377)
Net loss applicable to Common shares	$ (0.73)	$ (0.03)
DILUTED		
Average shares outstanding:		
Weighted average shares Outstanding	1,207,944	1,207,944
Common stock equivalents (options/warrants)	--	--
Weighted average shares Outstanding during period	1,207,944	1,207,944
Earnings:		
Net loss	$ (876,960)	$ (32,377)
Amount for per share Computation	$ (876,960)	$ (32,377)
Net loss applicable to Common shares	$ (0.73)	$ (0.03)

18. Geographic Segment Data

The Company's operations consist of a business segment which designs, manufactures, and distributes balloon products. Transfers between geographic areas were primarily at cost. The Company's subsidiaries have assets consisting primarily of trade accounts receivable, inventory and machinery and equipment. Sales and selected financial information by geographic area for the periods ended December 31, 2000, and December 31, 2001 are as follows:

	United States	United Kingdom	Mexico	Eliminations	Consolidated
Year ended 12/31/00					
Revenues	$ 19,132,267	$ 2,030,685	$ 5,162,131	$ (3,346,966)	$ 22,978,117
Operating income (loss)	326,986	177,340	(310,019)	18,687	212,994
Net income (loss)	(546,192)	144,898	(380,170)	(95,496)	(876,960)
Total Assets	$ 18,881,026	$ 723,178	$ 4,849,095	$ (2,234,509)	$ 22,218,790
Year ended 12/31/01					
Revenues	$ 24,706,305	$ 1,672,672	$ 5,940,039	$ (4,872,522)	$ 27,446,494
Operating income (loss)	1,323,067	66,594	128,002	(267,739)	1,249,924
Net income (loss)	95,534	49,697	46,451	(224,056)	(32,377)
Total Assets	$ 20,354,875	$ 620,228	$ 5,785,584	$ (2,096,462)	$ 24,664,225

Earlier this year, CTI concluded an arrangement with the Party Express Division of Hallmark Cards, Inc. under which CTI (i) produces metalized balloons for Party Express under its name and (ii) markets and sells this line of Party Express balloons through CTI's distribution channels, as well. Under this arrangement, CTI produces balloons with designs provided by Party Express as well as with designs and characters under licenses obtained by Hallmark. This line of balloons is being marketed by Party Express to its customers throughout the United States. CTI's revenues for 2001 do not reflect any significant amount for sales to Party Express, which commenced in the first quarter of 2002, nor do they include revenues from the sale of new licensed designs made available to CTI through Party Express. We believe this new relationship with Hallmark/Party Express is now enhancing CTI's presence in the novelty/balloon market.

Financial Condition. In addition to our solid operating results in 2001, we achieved a significant improvement in our financial condition during the year. Our working capital improved from a negative level at end of the year 2000 to a positive level of over $1,000,000 by the end of the year 2001.

We move forward into 2002 with focused energy. We have a clearly defined business plan and goals. We intend to pursue and continue our focus in our two business segments - commercial films and novelty balloon products. Our goals are to continue to increase revenue and improve our market position in both segments, to achieve consistent profitability and to increase shareholder value.

John H. Schwan	Howard W. Schwan	Stephen M. Merrick
		
Chairman	President	Executive Vice President







Financial Highlights

(all numbers are in thousands except for per share data)

INCOME STATEMENT	FYE 10/31/99	FYE12/31/00	FYE 12/31/01
Sales	$18,606	$22,978	$27,446
Income from Operations	$(1,366)	$ 213	$ 1,250
Earnings Before Interest, Taxes, Depreciation and Amortization	$ 162	$ 2,080	$ 2,900
Net Loss	$(1,782)	$ (877)	$ (32)
Diluted Earnings Per Share	$ (1.40)	$ (0.73)	$ (0.03)

BALANCE SHEET			
Total Assets	$21,439	$22,219	$24,664
Working Capital	$ 630	$ (3,862)	$ 1,026
Total Equity	$ 5,288	$ 4,766	$ 4,662

2001 HIGHLIGHTS

- Solid performance, improved profitability, balanced growth
- Exclusive Partnership with Hallmark Cards, Inc.
- 111% Increased revenues from printed and specialty barrier film sales
- Investment in new equipment

Net Sales


$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
1999
2000
2001

Earnings Before Interest, Taxes, Depreciation and Amortization


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$
1999
2000
2001

Net Loss


$
$(500)
$(1,000)
$(1,500)
$(2,000)
1999
2000
2001

EXECUTIVE OFFICERS

John H. Schwan
Chairman of the Board of Directors

Howard W. Schwan
President

Stephen M. Merrick
Executive Vice President

Mark Van Dyke
Senior Vice President

Samuel Komar
Vice President of Latex Sales

Brent Anderson
Vice President Manufacturing

Alfred J. Lescher
Controller

DIRECTORS

John H. Schwan
Chairman of the Board of Directors
President of Packaging Systems

Howard W. Schwan
President

Stephen M. Merrick
Executive Vice President
Principal, Merrick & Klimek, P.C.
Senior Vice President and Director of
Reliv International, Inc. (NASDAQ)

Stanley M. Brown
President, Inn-Room Systems, Inc.

Bret Tayne
President, Everede Tool Company

SHAREHOLDER INFORMATION

Listed on the NASDAQ Small Cap
Market System under the symbol "CTIB"

COUNSEL
Merrick & Klimek, P.C.
401 S. LaSalle Street
Suite 1302
Chicago, Illinois 60605

ANNUAL MEETING
Shareholders are invited to attend the
2002 Annual Meeting of Shareholders
on June 28th, 2002 at 10:00 a.m.
Holiday Inn - Crystal Lake
800 South Route 31
Crystal Lake, IL 60014

CORPORATE INFORMATION

Headquarters
22160 North Pepper Road
Barrington, Illinois 60010

REGISTRAR AND TRANSFER AGENT
Continental Stock Transfer & Trust Co.
Two Broadway
New York, NY 10004

AUDITORS
Grant Thornton, LLP
130 East Randolph
Chicago, IL 60601


CTI®

CTI Industries Corporation

INFORMATION REGARDING THE COMPANY'S COMMON STOCK

The Company's common stock trades on the NASDAQ Small Cap Market System under the symbol "CTIB". The Company has not paid dividends since its initial public offering in November, 1997 and does not anticipate paying dividends in the foreseeable future. At May 9th, 2002 there were approximately 41 holders of record of the Company's common stock. The Company believes that the number of beneficial holders of its common stock is substantially higher.

Special Note Regarding Forward-Looking Statements
Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Report Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ from the performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to (i) the Company's ability to enter into contracts with licensors, suppliers, distributors and strategic partners, (ii) the Company's growth strategy, (iii) anticipated trends in the Company business, as will as other risks and uncertainties reported in the Company's other SEC filings.

CTI Industries Corporation
22160 N. Pepper Road
Barrington, IL 60010
U.S.A.
800-CTI-Loon

CTI Balloons Ltd.
Rugby, Warwickshire
CV 21 2PB
UK

CTI Mexico
C.P. 45100 Zapopan
Jalisco, Mexico

WEBSITE
www.ctiindustries.com